U.S. COMMERCIAL CORP., S.A. DE C.V.



03029270

August 11, 2003

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of U.S. Commercial Corp., .S.A de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange of "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission of "CNBV"), in accordance with general dispositions for securities issuers and other market participants, for the period ended December 31, 2002.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

8/15

U.S. COMMERCIAL CORP., S.A. DE C.V.

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
México, Distrito Federal 11520

REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002

Clave de cotización: "USCOM"

Acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro, registradas en la Bolsa Mexicana de Valores, S.A. de C.V., en circulación al 31 de diciembre de 2002:

926'515,042 acciones Serie "B-1"

Los valores de U.S. Commercial Corp., S.A. de C.V. se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y son objeto de cotización en la Bolsa Mexicana de Valores, S.A. de C.V.

La inscripción al Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

U.S. COMMERCIAL CORP., S.A. DE C.V.
REPORTE ANUAL

1) INFORMACIÓN GENERAL

a) Glosario de Términos y Definiciones

América Móvil	América Móvil, S.A. de C.V.
América Móvil Comm	América Móvil Communications LLC.
AOL	AOL Time Warner Inc.
Best Buy	Best Buy Co., Inc.
BMV	Bolsa Mexicana de Valores, S.A. de C.V.
Call Center	Centro de Atención Telefónica.
CGT	Carso Global Telecom, S.A. de C.V.
Circuit City	Circuit City Stores, Inc.
CNBV	Comisión Nacional Bancaria y de Valores.
Commercial	Commercial LLC.
CompUSA	CompUSA Inc.
Computer City	Computer City, Inc.
Dell	Dell Computer Corporation.
EBITDA	*Earnings Before Interest, Taxes, Depreciation and Amortization* (Resultado antes de intereses, impuestos, depreciación y amortización), también conocido como flujo operativo.
Estados Unidos	Estados Unidos de América.
Frisco	Empresas Frisco, S.A. de C.V.
Gateway	Gateway, Inc.
GCarso	Grupo Carso, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
GSS	Global Service Solutions.
IMCP	Instituto Mexicano de Contadores Públicos, A.C.
IMPAC	Impuesto al Activo.
INPC	Índice Nacional de Precios al Consumidor.
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Internet	*World Wide Web* (Red Electrónica Mundial).
IPC	Índice de Precios y Cotizaciones.
ISR	Impuesto Sobre la Renta.
LGSM	Ley General de Sociedades Mercantiles.
LMV	Ley del Mercado de Valores.

México	Estados Unidos Mexicanos.
Office Depot	Office Depot, Inc.
Office Max	Office Max, Inc.
Pesos	Moneda de curso legal en México.
PCs	Computadoras personales.
PDAs	*Personal Digital Assistants* (Asistentes Personales Digitales).
Radio Shack	Radio Shack Corporation.
RNV	Registro Nacional de Valores.
Staples	Staples, Inc.
Supertiendas	Formato de tiendas utilizado por CompUSA para ofrecer productos y servicios a sus clientes.
TAP	Programa de garantía tecnológica implementado por CompUSA.
Telmex	Teléfonos de México, S.A. de C.V.
Tenedora	Tenedora U.S., S.A. de C.V.
TTC	The Televista Company.
"U.S. Commercial" o la "Compañía"	U.S. Commercial Corp., S.A. de C.V.
USD	Dólares, moneda de curso legal en los Estados Unidos.

[Espacio dejado en blanco intencionalmente]

b) Resumen Ejecutivo

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA, con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos, representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante. Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro autorizado es de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El número total de acciones en circulación al 31 de diciembre de 2002 fue de 926'515,042 de acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El principal activo de la Compañía lo constituye su participación accionaria del 51% en el capital social de CompUSA. La actividad primordial de CompUSA se desarrolla en el sector comercial en los Estados Unidos como comercializador de productos y servicios tecnológicos. La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA.

CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país. El principal componente del negocio es la venta al menudeo a través de su cadena de Supertiendas. Sin embargo, a través de este formato de tienda, CompUSA promueve su división de venta directa ofreciendo productos y servicios a corporativos, entidades gubernamentales y educativas, así como servicios técnicos y de capacitación. Adicionalmente, realiza ventas directas dirigidas principalmente a empresas pequeñas y medianas. También realiza ventas por Internet a través de *compusa.com.* Asimismo, proporciona entrenamiento y servicios técnicos a todos sus clientes, sean de menudeo, empresas, gobierno o instituciones educativas. Al cierre de 2002, CompUSA contaba con 224 Supertiendas con una superficie de venta promedio de 26,000 pies cuadrados cada una (aproximadamente 7,925 metros cuadrados), en 90 mercados metropolitanos en los Estados Unidos.

El precio de la acción de la Compañía en el mercado de valores al cierre de 2002 fue de $4.30 Pesos por acción, reportando un máximo en el mes de diciembre de $4.34 Pesos por acción y un mínimo en el mes de julio de $2.14 Pesos por acción.

La información financiera seleccionada que se presenta a continuación deriva de los estados financieros de la Compañía al 31 de diciembre de 2002 y por el año que termina en esa fecha, que han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, en su carácter de auditores externos, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos. La información financiera seleccionada deberá leerse conjuntamente con los estados financieros.

INFORMACIÓN FINANCIERA SELECCIONADA

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de Diciembre de 2002
(cifras en miles de Pesos)

Concepto	**2002**	**2001**
Ventas Netas	39,854,241	43,742,103
Utilidad Bruta	8,510,165	8,519,705
Utilidad Operativa	347,612	(277,810)
EBITDA	900,093	323,230
Pérdida Neta Mayoritaria	(2,031,487)	(189,207)
Pérdida por Acción	2.23	0.21
Inversiones en Activo Fijo	(404,093)	(412,185)
Depreciación y Amortización del Ejercicio	552,481	601,040
Total de Activos	15,573,248	20,901,079
Total Pasivos con Costo	3,248,922	3,627,792
Rotación Cuentas por Cobrar (Días)	2	5
Rotación Cuentas por Pagar (Días)	36	33
Rotación de Inventarios (Veces)	5.61	6.34
Capital Contable Consolidado	6,394,291	11,001,573
Dividendos en Efectivo Decretados por Acción	0.00	0.00

[Espacio dejado en blanco intencionalmente]

A continuación se presenta un cuadro en el que se muestra el comportamiento del precio de mercado de la acción de la Compañía en la BMV de julio a diciembre de 2002 comparado con el IPC dentro del mismo periodo.

Precio USCOM/IPC
(Porcentaje base 100 a julio 2002)

	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
USCOM B1	100	103	103	114	118	118
IPC	100	103	95	99	102	102

Comportamiento de la Acción emitida por USCOM en la BMV


(Jul 02 = 100)
125
120
115
110
105
100
95
90
Jul-02
Ago-02
Sep-02
Oct-02
Nov-02
Dic-02
USCOM B1
IPC

[Espacio dejado en blanco intencionalmente]

c) Factores de Riesgo

Los siguientes son los factores de riesgo que la Compañía considera pudieran afectar significativamente su desempeño y rentabilidad, así como aquellos capaces de influir en el precio de sus valores. Por lo anterior, los factores de riesgo aquí descritos deben ser considerados por el público inversionista. Los riesgos e incertidumbres que se describen en este apartado no son los únicos a los que se enfrenta la Compañía, sin embargo, pretende describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

i) Factores de riesgo derivados de cambios macroeconómicos

Condiciones económicas en Estados Unidos

Prácticamente todas las operaciones y los activos de la Compañía se encuentran en los Estados Unidos. Por lo tanto, las actividades de la Compañía podrían verse afectadas en forma adversa por el estado general de la economía, la inflación, la situación del dólar con respecto al peso y otras monedas, las tasas de interés y los acontecimientos sociales y políticos en los Estados Unidos.

Las cotizaciones de mercado de los valores de las compañías mexicanas pueden variar en diferentes grados como consecuencia de las condiciones económicas y de mercado en otros países emergentes. Aún cuando las condiciones en tales países pueden diferir significativamente de las condiciones económicas en México, las reacciones de los inversionistas frente a acontecimientos en cualquiera de dichos países pueden tener efectos adversos en la cotización de los valores de los emisores mexicanos.

No se puede asegurar que la cotización de los valores de la Compañía no será adversamente afectada por eventos en cualquier lugar fuera de México, especialmente en los Estados Unidos o en países emergentes.

Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos

En virtud de que prácticamente todas las operaciones de la Compañía consisten en la tenencia de acciones de CompUSA, el desarrollo de los aspectos políticos, económicos, legislativos y regulatorios en los Estados Unidos inciden de manera directa en sus ingresos y utilidades. Por lo tanto, cualquier efecto adverso en la economía de los Estados Unidos puede tener un efecto directo en las operaciones de CompUSA, ya que el consumo de productos y servicios tecnológicos en ese país afecta directamente los resultados de operación de CompUSA e indirectamente los de la Compañía.

No obstante que la responsabilidad primaria del cumplimiento de la legislación aplicable y la responsabilidad por el producto corresponde a los proveedores de mercancía de CompUSA, cualquier cambio legislativo y/o regulatorio significativo que ocurra en los Estados Unidos podría afectar de manera adversa a CompUSA en el volumen, periodicidad o variedad de la venta de sus productos.

ii) Factores de riesgo que afectan a la Compañía

Segmento de Negocio

El activo principal de la Compañía lo conforma la tenencia de acciones de CompUSA. CompUSA se enfoca principalmente a la venta al menudeo de *hardware* para PCs -ya sea para uso particular o de negocios-, artículos electrónicos y *software*, así como a la venta de accesorios y a la prestación de

servicios relacionados con todos ellos, a través de Supertiendas. Así pues, el nicho comercial de CompUSA se encuentra circunscrito a las actividades antes mencionadas.

Las inversiones de la Compañía no se encuentran diversificadas y su éxito comercial depende fundamentalmente del resultado que obtenga CompUSA en el nicho comercial al que se encuentran enfocadas sus operaciones.

Ciertas Relaciones entre GCarso y la Compañía

De conformidad con la legislación mexicana, GCarso continuará siendo responsable solidario respecto de las obligaciones de GCarso asumidas por la Compañía como consecuencia de la escisión. Lo anterior, por un período de tres años contados a partir de la fecha en que se llevó a cabo la última publicación del extracto de la resolución de escisión de conformidad con la LGSM, es decir, hasta el 27 de noviembre de 2004. Esta responsabilidad no será extensiva a aquellas personas o entidades que hayan liberado expresamente a GCarso de dicha responsabilidad o que hayan aprobado la escisión.

Estructura de empresa controladora

La Compañía es una empresa tenedora de acciones que no tiene operaciones propias. En consecuencia, la capacidad para pagar dividendos al nivel de la controladora, depende de que sus subsidiarias decreten el pago de dividendos.

Actualmente, la Compañía no tiene previsto pagar dividendos en efectivo o en especie en el futuro próximo. El grupo de accionistas de control tiene la posibilidad de influir en la determinación del decreto de dividendos por parte de la Compañía. Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

La Compañía está involucrada en varios litigios importantes

CompUSA, principal subsidiaria de la Compañía, está involucrada en litigios importantes en los Estados Unidos, que de llegar a resolverse en forma contraria a sus intereses, podrían tener un efecto adverso sobre sus resultados, su situación financiera y sus prospectos. Es difícil predecir tanto la forma en que se resolverán estos procedimientos como las multas o sanciones que podrían imponerse a CompUSA en caso de que dichos procedimientos se resolvieran en forma contraria a sus intereses. Dichas sanciones, que podrían imponerse a través de una regulación especial, podrían incluir restricciones significativas a la capacidad de la Compañía para realizar sus operaciones en la forma en que actualmente lo hace.

iii) Riesgos relacionados con las subsidiarias (CompUSA)

Situación económica

La situación de la economía de los Estados Unidos puede tener un impacto importante en el desempeño de CompUSA. La incertidumbre que acompaña a una economía débil o inestable puede afectar tanto la venta al menudeo como la venta directa de CompUSA. Debido a que la mayoría de las ventas de CompUSA no son de primera necesidad, los clientes de menudeo pueden optar por postergar este tipo de compras hasta que su percepción sobre la situación económica mejore. Por otro lado, las ventas realizadas a grupos corporativos se ven afectadas de manera adversa durante las crisis económicas, por contar con presupuestos más restringidos.

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Competencia

La industria en la que participa CompUSA es sumamente competida. Los canales de distribución alternativos como la venta por Internet y la venta directa de fábrica, han ido creciendo y tomando participación de mercado de las tiendas tradicionales. Asimismo, las cadenas comerciales han ido incrementando su oferta de productos electrónicos de consumo, especialmente aquellos que son más fáciles de vender, instalar y operar. Adicionalmente, se ha vuelto más común que el consumidor utilice Internet para bajar paquetes de *software* para computadora y entretenimiento.

Actualmente, CompUSA compite en los Estados Unidos con cadenas comerciales distribuidores de electrónica como Best Buy, Circuit City y Radio Shack; comercializadores de artículos para casa y oficina como Office Depot, Office Max y Staples; tiendas departamentales como Sears, Wal-Mart y Target y un creciente número de alternativas de venta directa. CompUSA también compite con distribuidores independientes, cadenas regionales de descuento, tiendas de mayoreo y distribuidores por Internet o por correo. Ver la sección *"Información de Mercado"*.

Relación con proveedores

CompUSA considera diversos factores en la selección de sus proveedores, incluyendo la demanda de los productos por parte de los clientes, disponibilidad y calidad de los mismos, precio y condiciones de financiamiento. CompUSA considera que los altos volúmenes de mercancía que compra, le permiten adquirir productos a precios competitivos en el mercado. En general, CompUSA realiza más del 90% de sus compras sobre una base de aproximadamente 200 proveedores en forma continua. No obstante lo anterior, son alrededor de una docena de proveedores los que CompUSA considera de mayor relevancia. Ver "*Descripción del Negocio - Principales Proveedores y dependencia de ellos.*"

La pérdida o cancelación de distribución de algún proveedor importante puede tener un efecto adverso en las ventas de CompUSA. La alta demanda de ciertos artículos pudiera ocasionar que los proveedores limiten o descontinúen temporalmente el suministro de dichos productos. Esta situación es evidente cuando se introducen nuevos productos, ya que, en ocasiones, los fabricantes no pueden distribuir lo suficiente para cubrir la demanda. CompUSA no ha experimentado dificultades significativas para mantener fuentes de proveeduría y considera que dichas fuentes continuarán existiendo para el tipo de mercancía y servicios que se ofrecen al público en las Supertiendas.

Obsolescencia del inventario

Como comercializador de PCs y productos de tecnología, CompUSA enfrenta el riesgo de obsolescencia de productos por avances tecnológicos. Resulta evidente que el mayor riesgo de dicha naturaleza lo asume el fabricante. Por su parte, CompUSA ha limitado el riesgo de obsolescencia de inventarios a través de cláusulas contractuales con la mayoría de sus proveedores, incluyendo protección de precios, balance de mercancía y privilegios de devolución, sujetos a restricciones y limitaciones en ciertas circunstancias.

CompUSA también ha acordado con ciertos proveedores que limitan los privilegios de devolución, otros beneficios como descuentos adicionales en la compra de mercancía. Adicionalmente, CompUSA reduce el riesgo de obsolescencia tecnológica a través de un adecuado manejo de inventarios que le

permita maximizar la rotación de los mismos. La discontinuidad de las cláusulas contractuales ya negociadas con los proveedores podría exponer a CompUSA a riesgos de obsolescencia de producto, lo cual podría tener un efecto adverso en sus operaciones. No existe certeza de que los proveedores no intentarán modificar dichas cláusulas en perjuicio de CompUSA.

Calidad de cuentas por cobrar

CompUSA otorga crédito a ciertos clientes corporativos, gubernamentales y entidades educativas a plazos de 30 días. Al cierre de 2002, aproximadamente el 67% de las cuentas por cobrar pertenecían a clientes que reciben crédito por un plazo de 30 días. Dichas cuentas por cobrar corresponden a diversos clientes corporativos, gubernamentales y entidades educativas distribuidos en el territorio de los Estados Unidos y, consecuentemente, no implican concentración de riesgo. A esa fecha aproximadamente el 3.5% de las cuentas por cobrar tenía antigüedad superior a 30 días. CompUSA ha generado provisiones para cuentas incobrables, sin embargo, el deterioro de la cartera podría afectar adversamente tanto las utilidades como el flujo de efectivo de CompUSA.

Fluctuaciones en las tasas de interés

El gasto financiero de la deuda contratada por CompUSA es variable. Las tasas de interés de los créditos o líneas de crédito se determinan utilizando tasas de referencia, PRIME o LIBOR, más un diferencial acordado con el acreedor. Los incrementos en las tasas de intereses tendrían como resultado incrementos en el gasto financiero, con la consecuente disminución de utilidades de CompUSA e indirectamente de la Compañía.

Inflación

A pesar de que la inflación no ha tenido, y se espera que no tenga, un impacto importante en los resultados de operación de CompUSA, no hay ninguna garantía de que el negocio de CompUSA no se verá afectado por la inflación en el futuro.

Control de principales accionistas, derechos que confieren las acciones

Al 31 de diciembre de 2002, la mayoría de las acciones con derecho a voto emitidas por la Compañía eran directa o indirectamente propiedad de accionistas relacionados con el ingeniero Carlos Slim Helú y miembros de su familia inmediata, quienes tienen la posibilidad de designar a la mayoría de los miembros del Consejo de Administración y para determinar el resultado de otros actos de la Compañía que requieran el voto de los accionistas.

Marcas registradas o contratos

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology"* y *"CompUSA.com"*. En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de los Estados Unidos, incluyendo México.

La pérdida de la titularidad de las principales marcas que utiliza CompUSA para la venta, distribución y comercialización de sus productos o la incapacidad para mantenerlos, podría tener un efecto

adverso sobre las actividades de CompUSA y, en consecuencia, para la Compañía. No obstante lo anterior, a la fecha no existe indicio alguno que haga probable la pérdida de la titularidad de marca alguna.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales"*.

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

Estacionalidad

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. En específico, la experiencia comercial de CompUSA indica que existe un incremento en las ventas a partir de finales de noviembre de cada año, que dura hasta fines de enero del año siguiente. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

iv) Factores de riesgo relacionados con los valores

Posible ausencia de mercado para las acciones de la Compañía

En el futuro, podría dejar de existir un mercado para las acciones de la Compañía y, por lo tanto, podría verse limitada la liquidez de dichas acciones.

El precio de las acciones de la Compañía podría ser volátil

En el futuro, el precio de cotización de las acciones de la Compañía podría ser volátil y fluctuar significativamente en respuesta a diversos factores, incluyendo:

- los resultados de operación trimestrales y anuales tanto históricos como proyectados de CompUSA;
- las variaciones entre los resultados reales y las expectativas de los analistas e inversionistas;
- el anuncio por parte de CompUSA o de terceros, de hechos que afecten sus operaciones;
- las percepciones de los inversionistas en cuanto a CompUSA y otras empresas similares;
- la incorporación o salida de empleados clave;

- las condiciones y tendencias del mercado de computadoras, accesorios y electrónicos de consumo; y

- los cambios en las condiciones generales económicas, políticas y de mercado en México, Estados Unidos y otros países.

La mayoría de estos factores están fuera del control de la Compañía. Estas fluctuaciones podrían dar como resultado una disminución significativa en el precio de cotización de las acciones de la Compañía.

Además, el mercado de valores ha experimentado periódicamente fluctuaciones excesivas en términos de precio y volumen que han afectado a las acciones emitidas por empresas relacionadas con la tecnología y diversos productos y servicios de telecomunicación. Con frecuencia, estas fluctuaciones no han guardado relación o proporción con el desempeño operativo de las empresas del ramo.

Operaciones en el exterior

Prácticamente la totalidad de las operaciones de CompUSA son realizadas fuera de México. Por lo tanto, las acciones de la Compañía son valores mexicanos cotizados en México, pero referidos a operaciones que se desarrollan fundamentalmente en los Estados Unidos. La Compañía no puede predecir el efecto en la negociación de sus valores, de su situación particular, ni en la percepción de los inversionistas sobre sus acciones.

América Móvil es tenedora indirecta del 49% de CompUSA

América Móvil es tenedora indirecta del 49% de las acciones emitidas por CompUSA, a través una de sus subsidiarias denominada América Móvil Comm. La Compañía tiene un convenio para regular su relación con América Móvil con respecto a su inversión en CompUSA. El volumen de acciones de la Compañía en el mercado podrá verse afectado si América Móvil decidiere vender su posición de acciones. A la fecha de este reporte, la Compañía no tiene conocimiento de pretensión alguna de América Móvil de reducir su tenencia accionaria en CompUSA, pero este es un hecho que puede suceder y, por lo tanto, incrementar el número de acciones en el mercado en caso de que la Compañía no consolide la totalidad de las acciones emitidas por CompUSA.

[Espacio dejado en blanco intencionalmente]

d) Otros Valores

Mediante oficio número DGA-666-1366, de fecha 2 de julio de 2002, la CNBV autorizó la inscripción en la Sección de Valores del RNV de 915'000,000 de acciones Serie "B-1", ordinarias, nominativas y sin expresión de valor nominal, representativas del capital social de la Compañía, otorgando a dichas acciones la aprobación para cotizar en la BMV.

Posteriormente, con motivo de la fusión de Tenedora (sociedad fusionada) en la Compañía (sociedad fusionante), mediante oficio número DGA-1593-142593, de fecha 23 de agosto de 2002, la CNBV resolvió actualizar la inscripción en la Sección de Valores del RNV, así como la aprobación para cotizar en la BMV, comprendiendo la actualización un total de 1,026'583,810 acciones Serie "B-1", ordinarias y sin expresión de valor nominal, representativas del capital social de la Compañía. Al 31 de diciembre de 2002, el número de acciones en circulación fue de 926'515,042.

Actualmente, la Compañía no tiene inscritos en el RNV valores distintos de las acciones a que se refieren los párrafos que anteceden.

En cumplimiento de las disposiciones aplicables, la Compañía ha entregado a la BMV la información trimestral correspondiente en forma completa y oportuna. Asimismo, la Compañía ha entregado, en forma completa y oportuna, aquellos reportes que exige la legislación mexicana en materia de divulgación de eventos relevantes y de información periódica desde la fecha de su constitución.

e) Cambios significativos a los Derechos de Valores Inscritos en el RNV

Durante 2002 no existieron modificaciones significativas a los derechos derivados de las acciones de la Compañía que se encuentran inscritas en el RNV y cotizan en la BMV. Por otra parte, la Compañía no emitió valores en adición a dichas acciones.

f) Destino de los Fondos

Toda vez que la Compañía se constituyó como consecuencia de la escisión de GCarso, no medió oferta pública para la inscripción de las acciones representativas de su capital social en el RNV y, consecuentemente, la Compañía no recibió recursos del público inversionista.

g) Documentos de Carácter Público

El presente reporte fue entregado a la BMV y a la CNBV y puede ser consultado en la página electrónica en Internet de la BMV (www.bmv.com.mx)

Los inversionistas que así lo deseen, podrán solicitar una copia del presente reporte a través del área de relaciones con inversionistas de la Compañía, a la atención de:

Ing. Jorge Serrano Esponda
Teléfono 5625-4900 ext. 1460
Correo electrónico: jserrano@inbursa.com.mx

2) LA COMPAÑÍA

a) Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada U.S. Commercial Corp., S.A. de C.V. Su nombre comercial es U.S. Commercial y su clave de pizarra en la BMV es USCOM.

Constitución

La Compañía fue constituida el 29 de noviembre de 2001, según consta en la escritura pública número 89,902 otorgada ante la fe del Notario Público No. 103 del Distrito Federal, Licenciado Armando Gálvez Pérez Aragón, misma que se encuentra inscrita en el Registro Público de Comercio de dicha ciudad bajo el folio mercantil número 278,159.

La duración de la Compañía es indefinida.

Dirección y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, C.P. 11250, Distrito Federal. El teléfono de la Compañía en dicha ubicación es (52-55) 5328-5800.

Evolución de la Emisora

Historia Corporativa

La Compañía y Tenedora surgieron como resultado de las escisiones de GCarso y GSanborns, respectivamente, que fueron acordadas en las Asambleas Generales Extraordinarias de Accionistas, celebradas el 21 de noviembre de 2001. Dichas escisiones tuvieron como propósito mantener la propiedad indirecta de las acciones de CompUSA, cuya actividad primordial se desarrolla en el sector comercial en los Estados Unidos como comercializador de electrónicos y proveedor servicios tecnológicos.

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000 Pesos, representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, sin expresión de valor nominal.

El 30 de julio de 2002, las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora acordaron fusionar esta última en la Compañía.

El objetivo fundamental de las escisiones y de la fusión fue, entre otros, mejorar la eficiencia financiera y operativa, tanto de GCarso y GSanborns, así como habilitar a CompUSA para manejar e invertir en el sector de las ventas al menudeo dentro de los Estados Unidos con una posición de flujo de efectivo saludable para desarrollar y soportar sus operaciones.

Como consecuencia de las escisiones y la fusión, la Compañía –a través de su subsidiaria Commercial- es propietaria del 51% de las acciones de CompUSA, la cual comercializa productos y soluciones tecnológicas a través de su cadena de tiendas al menudeo en los Estados Unidos. El 49% restante de las acciones emitidas por CompUSA es propiedad de América Móvil Comm, una sociedad subsidiaria de América Móvil. América Móvil recibió dicho paquete de acciones derivado de la escisión de Telmex en el año 2000.

Como consecuencia de la fusión con Tenedora, el capital social mínimo fijo sin derecho a retiro de la Compañía fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El número total de acciones en circulación al 31 de diciembre de 2002 fue de 926'515,042 acciones Serie "B-1", ordinarias, sin expresión de valor nominal.

Estrategia General de Negocio

La experiencia de CompUSA en el ramo ha mostrado que, en la actualidad, la fase de penetración de PCs al mercado se encuentra prácticamente agotada; hoy nos encontramos ante un mercado de reemplazo de computadoras adquiridas con anterioridad por modelos nuevos que faciliten una mayor productividad o que ofrezcan mayores capacidades de entretenimiento, según el uso que el usuario pretenda dar a su PC.

Tomando en consideración la situación del mercado y con la finalidad de mejorar su desempeño, de reducir sus gastos y de crear un valor agregado para su negocio, a partir de 2000 y durante 2001 CompUSA diseño y comenzó a implementar una nueva estrategia de negocios basada en seis puntos fundamentales: (i) cambio de "mezcla de producto", (ii) prestación de servicios técnicos, (iii) remodelación de las Supertiendas, (iv) alianzas estratégicas con proveedores, (v) recuperación de presencia con la pequeña y mediana empresa, y (vi) intensificación de las campañas publicitarias.

A través de los seis puntos antes mencionados, CompUSA transformó su enfoque como simple minorista (*retailer*) de computadoras, para convertirse en una empresa que ofrece soluciones de tecnología integrales a sus clientes.

Adicionalmente, la Compañía evalúa, de tiempo en tiempo, alternativas y oportunidades de crecimiento y consolidación de sus operaciones. En particular, la Compañía mantiene, a la fecha, una inversión en 9'905,000 acciones emitidas por Circuit City. El 16 de junio de 2003, la Compañía tuvo un acercamiento con el señor W. Alan McCollough, el Presidente y Director General de Circuit City, para indicar que se tenía interés en procurar con el Consejo de Administración de Circuit City, una transacción bajo la cual la Compañía directa o indirectamente adquiriere la totalidad de las acciones representativas del capital social de Circuit City. La propuesta preliminar fue una operación en la cual los accionistas de Circuit City recibirían USD$8.00 en efectivo por acción del capital de Circuit City. El precio de cierre de las acciones de Circuit City en la Bolsa de Valores de Nueva York el 13 de junio de 2003, el último día de operaciones previo a dicho contacto, fue de USD$6.75 por acción. El monto de USD$8.00 por acción sería pagado a través de una combinación de un dividendo a todos los accionistas de Circuit City pagado previo al cierre, e inmediatamente seguida de una operación de compra bajo la cual la Compañía adquiriría las acciones en circulación de Circuit City.

Como alternativa, se indicó que, existía interés en discutir una operación bajo la cual los negocios de Circuit City y la Compañía se combinarían, y los accionistas de Circuit City recibirían una contraprestación total con valor de USD$8.00 por acción en acciones en la compañía fusionada y efectivo. Cualquier transacción descrita arriba estaría sujeta a la conclusión de una investigación "*due-diligence*" y

la negociación y firma de documentación definitiva mutuamente aceptada. El 18 de junio de 2003 el señor McCollough indicó que el Consejo de Administración de Circuit City no estaba interesado en discutir estas propuestas. La Compañía tiene la intención de evaluar de tiempo en tiempo sus opciones con respecto a Circuit City.

La Compañía se reserva expresamente el derecho para, entre otras cosas y consistente con las leyes aplicables: (i) hacer propuestas adicionales o diferentes a Circuit City o modificar o retirar cualquier propuesta; (ii) disponer o vender todas o parte de las acciones emitidas por Circuit City de las que sea tenedor o beneficiaria, en cualquier tiempo; (iii) comprar acciones adicionales de Circuit City (ya sea a través de mercado abierto o de otra manera); o (iv) procurar influir en la administración o políticas de Circuit City.

Cambio de "mezcla de producto". Los cambios en la mezcla de producto implementados por CompUSA fueron diseñados con el propósito de incluir equipo y accesorios cuya penetración en el mercado no se encuentra saturada y que representan un margen de utilidad superior al que tienen las computadoras (i.e. PDAs, teléfonos celulares, DVDs, videojuegos, equipos de automatización para el hogar, etc.) Aunado a lo anterior, la venta de accesorios reduce el riesgo de obsolescencia para CompUSA, ya que este tipo de productos tiene un periodo de vida considerablemente superior al del equipo computacional.

Al día de hoy, CompUSA sigue siendo para los proveedores uno de los más importantes y atractivos canales de distribución de nuevos productos para el mercado de los Estados Unidos, debido a que es considerada una "pronta adoptante" (*early adopter*) de tecnología.

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, escala de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Remodelación de Supertiendas. Durante los últimos tres ejercicios CompUSA ha remodelado todas sus Supertiendas, cuyo total ascendía a 224 el 31 de diciembre de 2002.

Alianzas estratégicas. En el nicho comercial de CompUSA, los proveedores tienen especial relevancia, dado que un número reducido de ellos representa la mayor parte de las compras de los minoristas como CompUSA. En atención a lo anterior, CompUSA ha procurado la formación de alianzas estratégicas con algunos de sus principales proveedores, con el propósito de incrementar la productividad de su negocio (i.e. *America Online, Apple, Palm, Toshiba, Samsung*, etc.)

Presencia con pequeña y mediana empresa. CompUSA implementó un programa que tiene como propósito hacer de cada una de sus Supertiendas una "tienda de la comunidad" (*community store*), en la que el gerente, asistido por algunos empleados, tenga conocimiento de los negocios pequeños y medianos que rodean a la Supertienda y que tienen o pueden tener necesidades que puede satisfacer CompUSA. Con base en dicho conocimiento del mercado, se plantea una estrategia de acercamiento y presencia constante con los negocios vecinos pequeños y medianos.

Intensificación de publicidad. Con el propósito de lograr una mayor presencia en el mercado, durante 2001 y 2002 CompUSA incrementó su publicidad tanto en medios impresos como en radio y televisión.

Adicionalmente, durante 2002 CompUSA llevó a cabo la venta de ciertos terrenos y edificios en donde se encontraban ubicadas cuatro de sus Supertiendas para después arrendar la superficie al nuevo propietario (*sale and lease back*). Así pues, a esta fecha CompUSA no es propietaria de ninguno de los inmuebles donde se encuentran ubicadas sus Supertiendas.

El año 2002 vino a representar la ejecución y la consolidación de esta nueva estrategia general de negocios.

Durante 2003, CompUSA continuará implementando la estrategia conformada por los seis puntos antes mencionados y considera que no existirán cambios sustanciales en la administración o en la estrategia general del negocio seguida en 2002.

CompUSA ha abierto una Supertienda en el transcurso de 2003 y tiene planes de abrir un total de tres tiendas durante el año.

Procedimientos Relevantes

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

Sin embargo, hasta donde se tiene conocimiento, CompUSA actualmente es parte en tres procesos judiciales relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía.

El primero de ellos es un juicio que sigue la empresa COC Services, Ltd. en contra de CompUSA y otros codemandados, en el que la parte actora alega incumplimiento contractual, interferencia ilícita y conspiración en su contra por parte de los demandados. A la fecha, CompUSA ha sido liberada de responsabilidad en dicho juicio. No obstante lo anterior, existen apelaciones en trámite ante el Tribunal de Apelaciones de Dallas, Texas, y no es posible anticipar el resultado de las mismas.

El segundo es un juicio que acumuló dos demandas federales en materia de emisión de valores (*federal securities class action*) presentadas en nombre de todos los inversionistas que adquirieron acciones representativas del capital social de CompUSA entre el 31 de diciembre de 1997 y el 29 de abril de 1998, en las que alegan supuestas violaciones a las leyes federales de valores derivadas de supuestas omisiones y declaraciones inexactas respecto a las operaciones de CompUSA y los ingresos futuros esperados. La fecha señalada para el inicio del juicio es el 18 de agosto de 2003 y no es posible anticipar su resultado.

El tercero es un procedimiento iniciado por Lemelson Foundation el 4 de abril de 2000, en contra de CompUSA, por supuestas violaciones de las patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su contestación y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una demanda con la que guarda relación. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

Efectos de Leyes y otras Disposiciones

En 2002 no existieron cambios en leyes o disposiciones de carácter general de cualesquier naturaleza que afectaran significativamente el desarrollo del negocio de la Compañía ni de CompUSA.

Principales Inversiones

Durante 2002 y a esta fecha, la principal inversión de la Compañía sigue siendo la tenencia del 51% de las acciones de CompUSA –a través de su subsidiaria Commercial–.

Ofertas de Toma de Control

Durante 2002 la Compañía no llevó a cabo ninguna oferta para tomar el control de otras empresas, ni se vio afectada por oferta alguna que pretendiera tomar el control sobre ella. Sin embargo, el 16 de junio de 2003, la Compañía tuvo un acercamiento con el señor W. Alan McCollough, el Presidente y Director General de Circuit City, para indicar que se tenía interés en procurar con el Consejo de Administración de Circuit City una transacción bajo la cual la Compañía directa o indirectamente adquiriere la totalidad de las acciones representativas del capital social de Circuit City. La propuesta preliminar fue una operación en la cual los accionistas de Circuit City recibirían USD$8.00 en efectivo por acción del capital de Circuit City. El precio de cierre de las acciones de Circuit City en la Bolsa de Valores de Nueva York el 13 de junio de 2003, el último día de operaciones previo a dicho contacto, fue de USD$6.75 por acción. El monto de USD$8.00 por acción sería pagado a través de una combinación de un dividendo a todos los accionistas de Circuit City pagado previo al cierre, e inmediatamente seguida de una operación de compra bajo la cual la Compañía adquiriría las acciones en circulación de Circuit City. La Compañía mantiene, a la fecha, una inversión en 9'905,000 acciones emitidas por Circuit City.

Como alternativa, se indicó que, existía interés en discutir una operación bajo la cual los negocios de Circuit City y la Compañía se combinarían, y los accionistas de Circuit City recibirían una contraprestación total con valor de USD$8.00 por acción en acciones en la compañía fusionada y efectivo. Cualquier transacción descrita arriba estaría sujeta a la conclusión de una investigación "*due-diligence*" y la negociación y firma de documentación definitiva mutuamente aceptada. El 18 de junio de 2003 el señor McCollough indicó que el Consejo de Administración de Circuit City no estaba interesado en discutir estas propuestas. La Compañía tiene la intención de evaluar de tiempo en tiempo sus opciones con respecto a Circuit City.

La Compañía se reserva expresamente el derecho para, entre otras cosas y consistente con las leyes aplicables: (i) hacer propuestas adicionales o diferentes a Circuit City o modificar o retirar cualquier propuesta; (ii) disponer o vender todas o parte de las acciones emitidas por Circuit City de las que sea tenedor o beneficiaria, en cualquier tiempo; (iii) comprar acciones adicionales de Circuit City (ya sea a través de mercado abierto o de otra manera); o (iv) procurar influir en la administración o políticas de Circuit City.

b) Descripción del Negocio

i) Actividad Principal

La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA.

CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país. El principal componente del negocio es la venta al menudeo a través de su cadena de Supertiendas. Sin embargo, a través de este formato de tienda, CompUSA promueve su división de venta directa ofreciendo productos y servicios a corporativos, entidades gubernamentales y educativas, así como servicios técnicos y de capacitación.

Al cierre de 2002, CompUSA contaba con 224 Supertiendas con una superficie de venta promedio de 26,000 pies cuadrados cada una (aproximadamente 7,925 metros cuadrados), en 90 mercados metropolitanos en los Estados Unidos.

CompUSA es una de las cadenas comerciales especializadas en soluciones tecnológicas, que ofrece una amplia gama de productos y servicios. Adicionalmente, realiza ventas directas dirigidas principalmente a empresas pequeñas y medianas. También realiza ventas por Internet a través de *compusa.com.* Asimismo, proporciona entrenamiento y servicios técnicos a todos sus clientes, sean de menudeo, empresas, gobierno o instituciones educativas.

Mercancías. CompUSA ofrece miles de productos, accesorios y servicios relacionados con tecnología y PCs como componente principal de su estrategia de ventas. CompUSA ofrece a través de sus Supertiendas y su página de Internet más de 80,000 productos. A pesar de que los precios para los productos y servicios regularmente se determinan de forma centralizada, los gerentes regionales regularmente comparan precios con la competencia y tienen la facultad de ajustarlos dentro de ciertos parámetros.

Hardware. Los productos de hardware incluyen PCs de escritorio y portátiles, así como productos periféricos tales como impresoras, módems, monitores, dispositivos de almacenamiento de datos y productos de imagen. Los proveedores de *hardware* incluyen, entre otros, a *Apple, Compaq, Epson, Hewlett-Packard, Sony y Toshiba.*

Software. CompUSA vende más de 2,000 paquetes de software que abarcan gran variedad de sectores: negocios, uso personal, entretenimiento, educación, funcionalidad, lenguaje y referencia. Estas categorías también incluyen consolas de videojuegos, software y accesorios para juegos. Los proveedores de software incluyen empresas como *Corel, Electronic Arts, Intuit, Lotus, Microsoft, Nintendo, Sony y Symantec.*

Accesorios. Los accesorios vendidos por CompUSA incluyen una amplia gama de artículos relacionados con computadoras y artículos desechables (i.e. cartuchos de tinta), PDAs, accesorios para redes y telecomunicaciones, y otros como cables. Entre los proveedores de accesorios se encuentran *APC, Avery, Belkin, Fellowes, Linksys, Logitech, Microsoft, Netgear, PNY y Palm.*

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, actualización de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Principales proveedores y dependencia de ellos. Las características de los proveedores varían de acuerdo a las diferentes categorías de producto. En general, CompUSA realiza más del 90% de sus compras sobre una base de 200 proveedores aproximadamente, en forma continua. En cuanto a los proveedores de *hardware*, se mantienen contratos con *Hewlett-Packard, Sony, Apple, Toshiba, Epson y Samsung* como principales proveedores. De entre los proveedores anteriores, Hewlett Packard es el único que durante 2002 representó individualmente más del 10% de las compras realizadas por CompUSA. Por lo que se refiere a *software, Microsoft, Symantec y Navarre* son los principales proveedores. Por cuanto respecta a accesorios, CompUSA tiene una gran variedad de proveedores, incluyendo a *Ingram Micro, Palm y Belkin* como los principales. Ver *"Factores de Riesgo - Relación con proveedores".*

Disponibilidad de inventarios. La disponibilidad de inventarios en las tiendas de CompUSA es alta, derivada de la cadena de abastecimiento propia. Los proveedores cuentan con sistemas sofisticados de producción y abastecimiento de productos. CompUSA y sus proveedores revisan periódicamente las necesidades de productos de forma que se pueden planear de manera anticipada, las órdenes de compra que se establecen a los diversos proveedores para la producción de los artículos. En su mayoría, los proveedores envían el inventario a los 6 centros de almacenaje (*crossdocks*) con los que cuenta CompUSA, los cuales, a su vez, embarcan diariamente el producto a las tiendas, de forma que menos del 3% del producto se encuentra en tránsito. Por lo anterior, en general, existe disponibilidad absoluta de productos en las tiendas. Ver *"Factores de Riesgo - Obsolescencia de Inventarios"*.

TAP. Son planes de garantía extendida que proporcionan una cobertura adicional a la del fabricante y proporcionan una cobertura de entre 12 y 60 meses. En la mayoría de los Estados que integran los Estados Unidos, CompUSA vende programas de garantía extendida por cuenta de terceros que son los responsables directos. Dichos terceros emiten planes para mercancía vendida por CompUSA y por otros comercializadores. Bajo estos programas, CompUSA no mantiene responsabilidad contractual con el cliente. En aquellos Estados donde no se permite este esquema de garantías a través de terceros, CompUSA vende planes de garantías extendidas en los que mantiene la responsabilidad frente al cliente de manera directa.

Programas de capacitación tecnológica. Ciertas Supertiendas cuentan con aulas de capacitación para aplicaciones de *software* que van desde herramientas de negocios comunes hasta certificaciones avanzadas. Además de capacitación dirigida por instructores, CompUSA ofrece capacitación a través de la computadora, así como capacitación vía satélite y vía Internet.

Una Supertienda con servicio de capacitación tiene de una a tres aulas, cada una equipada con PCs para los alumnos. La mayoría de las salas tiene cupo para 12 a 14 estudiantes y cada tienda ofrece de cinco a seis clases de tiempo completo en cada aula por semana. En total, CompUSA tiene más de 180 sitios para capacitación. Los instructores de CompUSA reciben capacitación periódicamente tanto de los distribuidores de software como de CompUSA en nuevas tecnologías. Además, CompUSA proporciona capacitación en las instalaciones del cliente y otros lugares fuera de la tienda.

CompUSA está integrada verticalmente para ofrecer servicios de entrenamiento, haciendo eficiente la ubicación de sus aulas de entrenamiento por región y eliminando la duplicidad en mercados con más de una tienda. CompUSA utiliza servicios subcontratados del Call Center para manejar el proceso de inscripción a clases, algunos servicios de telemarketing y funciones relacionadas. Lo anterior, permite a CompUSA ser más eficiente al manejar los servicios de capacitación y minimizar los gastos indirectos mientras el negocio sigue creciendo.

A través de GSS, CompUSA ha proporcionado servicio a algunos de los corporativos más importantes y fabricantes de tecnología ofreciendo garantía de mantenimiento y reparación *"in situ"*. La división de servicios a corporativos de GSS resuelve a sus clientes todas sus necesidades de soporte técnico en lugar de hacerlo a través de centros de reparación individual. GSS ofrece también personal de apoyo a sus clientes, contando con gente capacitada desde nivel básico hasta técnicos profesionales. Además del soporte técnico profesional, otros servicios proporcionados por GSS incluyen servicios profesionales de capacitación en tecnología, servicios de mantenimiento de computadoras, programas flexibles de compras y programas de descuentos para cliente-empleado.

Comportamiento cíclico o estacional. Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Principales categorías de productos. Las categorías de productos que ofrece CompUSA al público y que han representado individualmente más del 10% de sus ingresos totales durante los últimos ejercicios son: PCs de escritorio, PCs portátiles (*laptops* y *notebooks*) e impresoras.

ii) Canales de Distribución

El principal canal de distribución de CompUSA lo constituye la cadena integrada por 224 Supertiendas. Adicionalmente, CompUSA realiza ventas directas y utiliza el comercio electrónico como un efectivo canal de distribución a través en el sitio en Internet *compusa.com*, que se describe más adelante en este apartado.

Tiendas comerciales. A través de sus 224 Supertiendas, CompUSA ofrece una amplia gama de productos de tecnología, servicios técnicos y entrenamiento. La cadena de Supertiendas recientemente fue reacondicionada con recursos provenientes de proveedores de CompUSA. El re-acondicionamiento de las Supertiendas tiene por objeto ofrecer al cliente un ambiente de compras más amigable e interactivo. Además de la comercialización de productos tradicionales como computadoras y accesorios, se ha puesto especial énfasis en categorías como electrónicos de consumo, tecnología digital e inalámbrica y redes personalizadas.

Durante el año 2002, CompUSA abrió 4 y cerró 5 Supertiendas, para alcanzar un total de 224 al cierre del año.

Por otra parte, como estrategia de negocios, en 2003 CompUSA decidió abandonar el formato de tiendas *"Cozone by CompUSA"* y continuar exclusivamente con el formato de Supertiendas. Con el lanzamiento de la primera tienda *"Cozone by CompUSA"* en el segundo trimestre del año 2001, CompUSA comenzó una nueva etapa como comercializador de tecnología. La idea inicial de este concepto fue la de atender al consumidor a través de formatos más pequeños y especializados. Así, las tiendas Cozone se pensaron como una tienda especializada en tecnología que ofrece a sus clientes productos con un enfoque de movilidad como PDAs, reproductores de MP3, productos de imagen digital, comunicaciones inalámbricas y las más poderosas e innovadoras computadoras portátiles y de escritorio. Al 31 de diciembre de 2002 existían únicamente 3 tiendas Cozone y a esta fecha no existen tiendas bajo dicho formato.

Ventas directas. CompUSA ofrece soluciones tecnológicas dirigidas a pequeñas y medianas empresas, instituciones docentes y agencias gubernamentales y federales ofreciendo una amplia gama de productos, servicios tecnológicos y tramitación de licencias para software.

CompUSA es capaz de ofrecer inigualable flexibilidad al ofrecer servicios como instalación y entrega, embarque de pedidos el mismo día, así como la opción de envíos a domicilio o entrega en la tienda. Los pedidos son procesados vía correo electrónico o fax en cuentas establecidas y se ponen a disposición del cliente diversas formas de pago.

Comercio electrónico. A través de *compusa.com*, los clientes pueden acceder a la información de la tienda y realizar sus compras las 24 horas del día, los siete días de la semana. Con más de 80,000 productos disponibles en *compusa.com*, los clientes tienen la ventaja de comprar desde su casa satisfaciendo todas sus necesidades tecnológicas en un solo sitio.

Tarjeta de crédito CompUSA. CompUSA tiene un acuerdo con una compañía de servicios financieros mediante la cual dicha compañía maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de tarjetas de crédito como las cuentas por cobrar generadas por ellas,

son propiedad de la compañía antes mencionada. De conformidad con los términos de este acuerdo, dicha compañía cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan créditos a favor de CompUSA.

iii) Patentes, Licencias, Marcas y Otros Contratos

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology"* y *"CompUSA.com"*. En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de Estados Unidos, incluyendo México.

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

No existen marcas ni propiedad intelectual significativa de la Compañía ni de CompUSA cuyo plazo de registro venza durante 2003.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados de manera significativa. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales"*.

No existen actividades relevantes en materia de investigación y desarrollo.

A esta fecha, no existen contratos relevantes fuera del giro normal de negocios en los que sea parte la Compañía o CompUSA.

iv) Principales Clientes

La Compañía no tiene clientes directos, los clientes se encuentran al nivel de su subsidiaria CompUSA.

Clientes de menudeo. La mayoría de los clientes de menudeo de CompUSA tienen interés en tecnología y procuran estar a la vanguardia en nuevas tecnologías. Algunas encuestas realizadas recientemente muestran que la mayoría de los clientes de CompUSA son usuarios sofisticados de PCs y que más de la mitad utiliza computadoras durante tres o cuatro horas diarias. Además de contar con varias computadoras en casa, el 95% de los clientes tiene acceso a Internet.

El cliente típico de CompUSA es de 44 años de edad, con un ingreso familiar de USD$84,500 anuales. Casi dos terceras partes de los clientes tienen empleos administrativos o corporativos y tres cuartas partes tienen un titulo universitario y/o un postgrado. Cuando se les preguntó sobre el uso de computadora en casa, el 98% de los entrevistados respondieron para uso personal mientras que el 56% y 44% utilizan sus computadoras para negocio y escuela, respectivamente.

Venta directa. Los clientes comerciales incluyen negocios, instituciones de gobierno –tanto locales como federales– y escuelas. Los clientes corporativos de CompUSA tradicionalmente han sido grandes

empresas y corporativos; sin embargo, recientemente se implementó una iniciativa que tiene como objetivo enfocarse en la atención de pequeños y medianos negocios. Ver *"Historia y Desarrollo de la Emisora – Estrategia General de Negocio – Presencia con pequeña y mediana empresa"*.

Principales clientes. No existe cliente que represente más del 10% de las ventas totales de CompUSA.

v) Legislación Aplicable y Situación Tributaria

La Compañía está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, tales como el Código de Comercio, la LGSM, la LMV y todas las disposiciones en materia fiscal.

Por su parte, CompUSA está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables principalmente en los Estados Unidos, tanto en el ámbito federal como estatal y municipal. En particular, en los Estados Unidos las responsabilidades por productos, las relaciones con consumidores y el establecimiento de negocios, son distintas a las que resultan aplicables en México. Además, el derecho procesal de los Estados Unidos contiene diferencias tanto en materia de interés jurídico como en desahogo de pruebas, mismas que implican una situación de riesgo diversa a la que enfrentan compañías que operan exclusivamente en México. Ver *"Factores de Riesgo - Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos"*.

Régimen de impuesto sobre la renta y al activo. Las empresas establecidas en México están sujetas al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria. Para el ejercicio fiscal de 2002, la tasa de impuesto fue de 35%. Para 2003 es de 34%, teniendo previsto que esta disminuya un 1% cada año hasta llegar a 32% en el 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos. Dicho impuesto se paga únicamente por el monto en que exceda al cálculo del ISR correspondiente al ejercicio fiscal de que se trate. Cualquier pago que se efectúe por concepto de IMPAC es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

Resultado contable y fiscal. La provisión para ISR se determina con base en el monto a pagar, según el resultado fiscal de la Compañía, siendo las principales diferencias entre el resultado contable y fiscal, el componente inflacionario, el resultado por posición monetaria y la re-valuación de las inversiones temporales a valor de mercado.

Participación de los trabajadores en las utilidades de la Compañía. Actualmente, la Compañía no está sujeta a participar de las utilidades a los trabajadores, dado que no tienen empleados.

Impuesto Sobre la Renta. La Compañía registra el efecto diferido activo o pasivo de ISR e IMPAC con base en el efecto acumulado de las partidas temporales, entre los importes de activos y pasivos, para efectos contables y fiscales a la fecha del balance, como activo o pasivo a largo plazo.

Estados Unidos. Adicionalmente, y dado que prácticamente todas las operaciones de CompUSA se desarrollan en los Estados Unidos, dicha empresa está sujeta a los gravámenes e impuestos tanto federales como locales en dicho país. El régimen fiscal en los Estados Unidos es complejo, pero en lo fundamental

es similar al aplicable en México respecto a sus consecuencias básicas, considerando que existe un impuesto sobre la renta aplicable a las corporaciones, un impuesto sobre dividendos, un impuesto sobre ventas finales en el ámbito estatal y otros.

La tasa oficial del ISR en los Estados Unidos es del 35% y la tasa del impuesto sobre ventas varía en función de la jurisdicción de que se trate.

Beneficios Fiscales Especiales. Actualmente, ni la Compañía ni CompUSA gozan de subsidios, exenciones o beneficio fiscal alguno de carácter especial.

vi) Recursos Humanos

Por tratarse de una controladora pura, la Compañía no tiene empleados. Al 31 de diciembre de 2002, CompUSA tenía aproximadamente 14,220 empleados distribuidos entre Supertiendas, división de ventas directas y funciones corporativas. Las operaciones CompUSA se realizan fundamentalmente en los Estados Unidos.

A continuación se presenta una tabla con la información relativa a los empleados de la Compañía y CompUSA al 31 de diciembre de 2002:

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
Al 31 de Diciembre de 2002

	De Confianza	Sindicalizados	Total
Funcionarios	629	0	629
Empleados	13,591	0	13,591
Obreros	0	0	0
Total	14,220	0	14,220

Debido a la estacionalidad de las operaciones de CompUSA, año con año dicha empresa se ve en la necesidad de incrementar su planta laboral en las Supertiendas a través de empleados temporales, quienes generalmente prestan sus servicios durante el último trimestre del año en que fueron contratados y hasta el fin del primer mes del año subsecuente. El número de empleos temporales durante el plazo antes mencionado se aproxima al 10% de la planta de empleados permanentes.

vii) Desempeño Ambiental

Por ser una controladora pura cuyos únicos activos se conforman de acciones de otras sociedades, la Compañía no realiza operaciones que requieran una política ambiental específica y tampoco cuenta con certificados o reconocimientos de esta índole. Por su parte, dada la naturaleza de su negocio, CompUSA tampoco tiene operaciones que impliquen riesgos considerables o que pudieran resultar en contingencias ambientales relevantes, ni cuenta con certificados o reconocimientos al respecto.

viii) Información del Mercado

La Compañía es una controladora pura, cuya inversión fundamental está orientada al sector de tecnología. CompUSA considera que las ventas de PCs y productos relacionados se han incrementado en los últimos años como resultado principalmente de los siguientes factores: (i) el crecimiento del sector servicios informativos en la economía; (ii) desarrollo de nuevas aplicaciones de *software* y mejoras en el *hardware*; (iii) el surgimiento y consolidación de estándares en la industria y compatibilidad de componentes; (iv) mayor familiaridad del consumidor con las PCs; (v) incremento observado en el uso de tecnología y PCs (vi) reemplazo de *hardware*, *software* y periféricos; (vii) mayor interés del consumidor originado por el acceso a Internet y por el concepto de la "Súper Carretera de Información"; (viii) automatización y reingeniería de procesos en las corporaciones y (ix) la integración de las PCs en todos los niveles educativos.

La industria de las PCs se encuentra inmersa en una etapa de constantes cambios e innovaciones. Los avances tecnológicos, en combinación con el incremento de la cultura computacional entre el público consumidor, han contribuido a ampliar el uso y la popularidad de las PCs, dando como resultado el surgimiento y el crecimiento de una amplia variedad de canales de distribución.

CompUSA considera que, dado que los clientes, las corporaciones, las escuelas y las oficinas gubernamentales han adquirido mayor familiaridad con las PCs y, por lo tanto, requieren menor asistencia para sus decisiones de compra, se han vuelto más sensibles al precio. Al mismo tiempo, la intensa competencia por ganar participación de mercado, ha forzado a fabricantes de *hardware*, *software* y accesorios a reducir precios y buscar nuevos canales de distribución. Estos factores han traído como consecuencia, la reducción en los márgenes del negocio y un entorno mucho más competido. CompUSA considera que su estrategia de negocios es la adecuada para competir exitosamente en la industria bajo las actuales circunstancias. Ver "*Factores de Riesgo - Competencia*".

Dado que la venta de PCs ha sido el negocio principal de CompUSA, el incremento de la competencia ha derivado en una reducción en los márgenes de utilidad en esa línea de negocios. En búsqueda de mayores márgenes, CompUSA a reenfocado su estrategia y mezcla de productos para adecuarse al cambiante entorno. CompUSA ha realizado importantes ajustes en la mezcla de productos ofrecidos a escala nacional. De esta manera, ha decidido combinar la venta de equipo con tecnología de punta, así como computadoras portátiles, teléfonos inalámbricos, cámaras digitales y PDAs junto con un concepto de tienda más moderno. Ver *"Estrategia General de Negocio – Cambio de "mezcla de producto""*

CompUSA considera que las principales fortalezas competitivas dentro de la industria incluyen: el servicio al cliente, la variedad de productos, los precios, el soporte técnico y la capacidad de venta, entre otros. Además, el acceso a personal capacitado y a una estrategia comercial apoyada en publicidad local y nacional son elementos importantes para competir en este mercado.

CompUSA compite con un gran número y variedad de revendedores de PCs, productos relacionados y servicios en sus propios negocios. En lo referente a la venta de productos, CompUSA compite básicamente con minoristas de gran formato en electrónicos de consumo (Best Buy y Circuit City) y proveedores de equipos para oficina (Staples, Office Depot y OfficeMax), productores y distribuidores que venden directamente al público (Dell y Gateway), otros minoristas de computadoras de formato grande, minoristas en Internet, negocios de órdenes por correo, comercializadores masivos, almacenes de descuento, minoristas especializados en electrónica, software y otros en PCs, distribuidores externos y revendedores de valor agregado.

ix) Estructura Corporativa

La Compañía no es parte de un grupo, es una empresa tenedora de acciones, principalmente de CompUSA. Al cierre de 2002 la Compañía detentaba el 51% del capital social de CompUSA.

El siguiente esquema muestra las principales subsidiarias de la Compañía al 31 de diciembre de 2002.

PORCENTAJE DE PARTICIPACIÓN DE U.S. COMMERCIAL CORP., S.A. DE C.V.
EN SUS SUBSIDIARIAS AL 31 DE DICIEMBRE DE 2002


U.S. COMMERCIAL CORP
100%
COMMERCIAL LLC
51%
COMPUSA INC

x) Descripción de Principales Activos

Principales activos de la Compañía. El principal activo de la Compañía lo constituye su participación accionaria en CompUSA que a la fecha es del 51% del capital social de dicha empresa.

Hasta el año 2002, el crédito mercantil se amortizaba en línea recta a un período de 20 años. El valor intangible de los activos era revisado periódicamente por la Compañía y la evaluación de la recuperabilidad de ciertos activos intangibles era reconocida cuando la expectativa de los flujos de efectivo no descontados en el futuro era menor a su valor real actualizado.

A partir del 30 de diciembre de 2001, la Compañía adoptó los nuevos lineamientos de contabilidad en estados financieros (SFAS 142) los cuales reconocen que el crédito mercantil y los activos intangibles de tiempo indefinido ya no serán amortizados, pero si serán sujetos a una evaluación de recuperabilidad en el tiempo. Por otra parte, los activos intangibles de tiempo definido seguirán siendo amortizados de manera que sigan reflejando su valor económico. La Compañía realizó su primer diagnóstico de recuperabilidad de sus créditos mercantiles y sus activos intangibles de tiempo indefinido y reconoció un ajuste sin salida de efectivo de USD$410 millones en el cuarto trimestre de 2002. Ver *"Información Financiera – Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora – Resultados de la Operación"*.

Principales activos de CompUSA A la fecha CompUSA tiene 224 Supertiendas distribuidas en 90 diferentes localidades dentro del territorio de los Estados Unidos. CompUSA no es propietaria de ninguno de los inmuebles en los que se encuentran las Supertiendas, sino que los tiene en concepto de arrendatario. La superficie promedio de cada una de las Supertiendas es de 26,000 pies cuadrados, es decir, aproximadamente 7,925 metros cuadrados.

El mobiliario y el equipo que utiliza CompUSA en las Supertiendas, así como en sus oficinas generales, es de su propiedad y se encuentra registrado a costo. La depreciación es determinada bajo el método de línea recta con el fin de cargar el costo de la vida útil de los respectivos activos en la operación. Dichos activos se encuentran asegurados por los riesgos comunes al negocio de CompUSA.

La cuenta de mobiliario y equipo de CompUSA se integra de la siguiente manera (en miles de USD):

Propiedad y Equipo

(cifras en miles de dólares)

	2002	2001
Mobiliario y Equipo	$223,450	$209,638
Mejoras a Inmuebles	$84,745	$91,337
Arrendamientos capitalizados	$25,014	$6,678
Terrenos	$ -	$9,720
Proyectos de inversión en proceso	$781	$991
	$333,990	$318,364
Depreciación y Amortización acumulada	-$141,311	-$106,203
	$192,679	$212,161
Gasto por depreciación	$53,467	$57,020

El gasto por depreciación por los ejercicios 2002 y 2001 fue de USD$53.5 millones y USD$57.0 millones, respectivamente, que representa una disminución de USD$3.6, es decir, 6.31%.

No existen medidas ambientales significativas que afecten la utilización de los bienes por parte de CompUSA.

CompUSA ha constituido garantía sobre sus cuentas por cobrar y su inventario, a efecto de garantizar las obligaciones que asumió bajo la línea de crédito por USD$450 millones que tiene contratada con un consorcio de bancos e instituciones financieras y con vigencia al 31 de enero de 2006.

No existen planes de remodelación de Supertiendas para 2003.

xi) Procesos judiciales, administrativos o arbitrales

La Compañía

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

A esta fecha, la Compañía no se ubica en supuesto alguno de los establecidos en los artículos 9 y 10 de la Ley de Concursos Mercantiles, ni estima que bajo sus condiciones actuales pueda ser declarada en concurso mercantil.

CompUSA

Hasta donde se tiene conocimiento, CompUSA actualmente es parte de tres procesos relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía. A continuación se describen dichos procesos:

COC Services vs. CompUSA, Inc y otros. En enero de 2000, se presentó una demanda contra CompUSA y otros demandados, incluyendo a James Halpin, su antiguo Presidente Ejecutivo, en nombre y representación de COC Services Ltd. (COC). La demanda en cuestión establece, entre otras, reclamaciones contractuales y de responsabilidad civil contra CompUSA. El juicio ante jurado comenzó el 16 de enero de 2001 y concluyó en febrero de ese mismo año, con un veredicto del jurado en contra de CompUSA por US$ 90 millones en daños reales y US$ 94.5 millones en daños punitivos. El veredicto en comento también concedió daños reales por US$ 90 millones y daños punitivos por US$175 millones en contra del Sr. Halpin. Los daños reales y daños punitivos también fueron determinados en contra de los otros demandados.

En marzo de 2001, CompUSA presentó una petición de reconsideración ante el tribunal respecto al veredicto. El 18 de mayo de 2001, el tribunal emitió una sentencia favorable a CompUSA en la cual se establece que COC no tendrá derecho a reclamar pago alguno de CompUSA ni del Sr. Halpin, habiendo concedido petición de que se dicte sentencia sin detrimento del veredicto y redujo daños por US$454 millones a US$121.5 millones.

El tribunal pronunció sentencia en contra del resto de los demandados. COC ha apelado la sentencia emitida por el tribunal mediante la cual se establece que COC no tendrá derecho a reclamar pago alguno de CompUSA ni del Sr Halpin. El resto de los demandados han apelado la sentencia en su contra. CompUSA y sus abogados defensores consideran tener suficientes argumentos para obtener una sentencia favorable respecto a la apelación de COC.

Al 31 de diciembre de 2002, CompUSA no ha reservado o hecho provisión alguna en relación con este procedimiento, en virtud de que no es posible determinar la pérdida que pudiera resultar de no ser favorable su defensa.

Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas. Se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aun cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

Si CompUSA o el Sr. Halpin no tienen éxito en defender sus posiciones en la apelación, la condición financiera y los resultados de operación de CompUSA podrían verse afectados de forma material y adversa.

Frederick Hoeck vs. CompUSA y otros. El Sr. Hoeck entabló una demanda en contra de CompUSA, Inc., James F. Halpin, Robert S. Seay, Lawrence N. Mondry, Leslie C. Marshall, Harold D. Greeenberg, Rick L. Fountain, Paul F. Ewert, Robyn Gatch-Priest and James F. Skinner, el 23 de abril de 1998 ante la División de Dallas del Distrito Norte de Texas, Estados Unidos.

El 23 de abril de 1998, un accionista de CompUSA presentó una demanda, Hoeck vs. Comp USA et al. ante el Tribunal de Distrito de los Estados Unidos correspondiente al Distrito del Norte del Estado de Texas, contra CompUSA y algunos de sus funcionarios, incluyendo al Sr. Jim Halpin, buscando una resolución colectiva (*class action*) por parte de los adquirientes de las acciones comunes y las respectivas opciones negociadas durante el período de la acción. El 24 de junio de 1998, un segundo acionista

presentó una demanda contra CompUSA conteniendo sustancialmente las mismas afirmaciones (alegatos). El 24 de agosto de 1998 se presentó una demanda enmendada y consolidada en el caso Hoeck, la cual en efecto consolidó las dos acciones. Entre otras cosas, los demandantes afirman que con el fin de detener la caída en el valor de mercado de las acciones comunes e inflar de manera artificial el valor de las acciones, los especuladores en CompUSA informaron al mercado de manera falsa a principios del mes de enero de 1998 que la Compañía estaba logrando fuertes ventas en ciertos tipos de productos. Asimismo, los demandantes afirman que omisiones y falsas declaraciones por parte de personal de CompUSA respecto a los resultados de operaciones proyectadas e históricas, así como las ventas y otros aspectos de las operaciones corporativas dieron como resultado que se inflara el valor de las acciones. Los demandantes solicitan una indemnización compensatoria de daños, intereses, costos y gastos legales por un monto no especificado, así como ciertas compensaciones equitativas. Los demandados han presentado una contrademanda para desechar la demanda original en virtud de que no reunió los requisitos de alegato establecidos en la *Private Securities Litigation Reform Act.* El tribunal desechó sin derecho de juicio nuevo todas las reclamaciones contra todos los demandados individuales, con excepción de Halpin.

Asimismo, el Tribunal desechó todas las reclamaciones contra los demandados excepto las relacionadas con algunas representaciones. Los demandados siguen rechazando las reclamaciones pendientes en su totalidad y piensan defender su postura con todo empeño. Las exhibiciones en el caso son continuas. La fecha señalada para el inicio del juicio es el 18 de agosto de 2003. Con base en la información que existe actualmente, no es posible estimar la pérdida que pudiera resultar ni el rango de la misma que pudiera incurrirse por parte de CompUSA en caso de que el juicio se resolviera a favor de los demandantes. CompUSA estima que las reclamaciones de los demandantes no tienen fundamento y piensan defender su postura con todo empeño. En caso de no llegar a un acuerdo con los demandantes y si no tiene éxito en la defensa de su postura, la situación financiera y los resultados de CompUSA podrían verse afectados de manera adversa.

Lemelson Foundation vs. CompUSA. El 4 de abril de 2000, Lemelson Foundation presentó una demanda en contra de CompUSA por supuestas violaciones de las patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su contestación y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una demanda con la que guarda relación. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la la situación financiera y los resultados de CompUSA podrían verse adversamente afectados.

Adicionalmente, CompUSA es parte en varios procesos que se han presentado en el curso ordinario de sus operaciones. Sin embargo, con excepción de los descritos en el presente apartado, CompUSA no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados de CompUSA y, consecuentemente, de la Compañía.

xii) Acciones Representativas del Capital

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos (trescientos cuarenta millones setenta y tres mil pesos 00/100 M.N.), representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante.

Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El número total de acciones en circulación de la Compañía al 31 de diciembre de 2002 fue de 926'515,042 de acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El precio de la acción en el mercado de valores al cierre de año fue de $4.30 Pesos por acción, reportando un máximo en el mes de diciembre de $4.34 Pesos por acción y un mínimo en el mes de julio de $2.14 Pesos por acción.

Según lo disponen sus estatutos sociales, la Compañía podrá adquirir acciones representativas de su capital social, a través de la BMV, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Compañía, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Compañía, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

La Compañía no tiene valores en circulación o contrato alguno relacionado con su capital que impliquen su conversión, ejercicio, intercambio o suscripción en acciones.

A continuación se presenta una tabla que refleja los movimientos del capital social de la Compañía durante 2002 y hasta el 31 de marzo de 2003.

[Espacio dejado en blanco intencionalmente]

U.S. COMMERCIAL CORP., S.A. DE C.V.
Integración del Capital Social
(cifras en Pesos)

Concepto	Capital Social Importe Nominal	Capital Social Número Acciones
Capital Social	340,073,000.00	915,000,000
Capital Suscrito No Pagado	-9,198,695.90	-24,750,000
Saldo al cierre de Dic-01	330,874,304.10	890,250,000
Cancelación de Acciones por Recompras de Grupo Carso	0.00	-7,108,700
Fusión de Tenedora U.S., S.A. de C.V.	52,246,932.67	118,692,510
Recompra de Acciones	-28,464,176.04	-75,318,768
Saldo al cierre de Dic-02	354,657,060.73	926,515,042
Recompra Acciones	-2,266,182.70	-5,925,900
Saldo al cierre de Mar-03	352,390,878.03	920,589,142

xiii) Dividendos

La Compañía fue constituida en noviembre de 2001 y, por el ejercicio de 2002, no fue decretado ningún dividendo a los accionistas, en virtud de no haberse reportado utilidades en los resultados de dicho período. Por otra parte, cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Compañía, en caso de llegar a existir utilidades en el transcurso de algún ejercicio social.

La práctica hasta el día de hoy ha sido que, en la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta para consideración de los accionistas los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos. Los accionistas, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se separe el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "B-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía.

Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen limitaciones en el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes*".

[Espacio dejado en blanco intencionalmente]

3) INFORMACIÓN FINANCIERA

a) Información Financiera Seleccionada

La siguiente tabla muestra información financiera consolidada seleccionada de la Compañía por los últimos dos ejercicios sociales, la cual deriva de, y debe ser leída junto con los estados financieros de la Compañía al 31 de diciembre de 2002 y por el año que termina en esa fecha, los cuales han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de Diciembre de 2002
(cifras en miles de Pesos)

Concepto	2002	2001
Ventas Netas	39,854,241	43,742,103
Utilidad Bruta	8,510,165	8,519,705
Utilidad Operativa	347,612	(277,810)
EBITDA	900,093	323,230
Pérdida Neta Mayoritaria	(2,031,487)	(189,207)
Pérdida por Acción	2.23	0.21
Inversiones en Activo Fijo	(404,093)	(412,185)
Depreciación y Amortización del Ejercicio	552,481	601,040
Total de Activos	15,573,248	20,901,079
Total Pasivos con Costo	3,248,922	3,627,792
Rotación Cuentas por Cobrar (Días)	2	5
Rotación Cuentas por Pagar (Días)	36	33
Rotación de Inventarios (Veces)	5.61	6.34
Capital Contable Consolidado	6,394,291	11,001,573
Dividendos en Efectivo Decretados por Acción	0.00	0.00

Durante 2002 se produjo una modificación a las políticas y prácticas contables en materia del crédito mercantil. El crédito mercantil representa la diferencia entre el precio de compra y el valor justo de los activos netos adquiridos a la fecha de su adquisición.

Hasta el año 2002, el crédito mercantil se amortizaba en línea recta a un período de 20 años. El valor intangible de los activos era revisado periódicamente por la Compañía y la evaluación de la recuperabilidad de ciertos activos intangibles era reconocida cuando la expectativa de los flujos de efectivo no descontados en el futuro era menor a su valor real actualizado.

Por otra parte, a partir del 30 de diciembre de 2001, la Compañía adoptó los nuevos lineamientos de contabilidad en estados financieros en los cuales reconocen que el crédito mercantil y los activos intangibles de tiempo indefinido ya no serán amortizados, pero si serán sujetos a una evaluación de

recuperabilidad en el tiempo. Por su parte, los otros activos intangibles de tiempo definido, seguirán siendo amortizados de manera que sigan reflejando su valor económico. La Compañía realizó su primer diagnóstico de recuperabilidad de sus créditos mercantiles y activos intangibles de tiempo indefinido y reconoció un ajuste sin salida de efectivo de USD$410 millones en el cuarto trimestre de 2002.

La Compañía considera que no existen factores o acontecimientos inciertos que puedan hacer que la información presentada no sea indicativa de su desempeño futuro.

b) Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

La totalidad de las operaciones de la Compañía se realizan a través de su subsidiaria CompUSA, empresa cuyas operaciones se realizan fundamentalmente en los Estados Unidos.

Las operaciones de CompUSA se dividen en dos segmentos principales: Comercial y No Comercial.

- *Comercial.* Incluye la operación de menudeo y soporte dentro de las Supertiendas. Esto es, venta de mercancía y de garantías extendidas, el área de servicios técnicos, y las operaciones de venta directa realizadas dentro de cada Supertienda. También se incluyen en este segmento los ingresos diferidos y los gastos de venta del programa de garantías extendidas.

- *No Comercial.* Incluye las operaciones realizadas fuera de las tiendas, incluyendo venta directa, servicios técnicos y entrenamiento "*in situ*".

c) Informe de Créditos Relevantes

A la fecha, la Compañía no tiene créditos relevantes de manera directa. Sin embargo, a continuación se presenta la información relativa a los créditos relevantes de CompUSA.

Línea de Crédito por USD$450 millones. En agosto de 2002, CompUSA celebró un contrato de crédito revolvente garantizado con un sindicato de bancos e instituciones financieras que permite a CompUSA hacer disposiciones dentro de un plazo de 41 meses hasta por USD$450 millones. Dicho contrato de crédito termina el 31 de enero de 2006 y, consecuentemente, el saldo insoluto ha sido registrado como deuda a largo plazo.

El crédito se encuentra garantizado por las cuentas por cobrar de CompUSA, así como por su inventario.

La tasa de interés pactada es la tasa base *(base rate)* de los bancos participantes o la tasa LIBOR más 1.25% hasta 2.50%, dependiendo de razón de cobertura definida (*fixed charge coverage ratio*).

El contrato de crédito está sujeto a una base de endeudamiento (*borrowing base*) que se determina con base en las cuentas por cobrar, cuentas por cobrar de tarjetas de crédito, inventarios y cumplimiento de las obligaciones de hacer y no hacer de carácter financiero (*financial covenants*), según lo dispone el propio contrato. La base de endeudamiento al cierre de diciembre de 2002 era de USD$393.0 millones aproximadamente, con crédito disponible de USD$303.3 millones. Al cierre de 2002, CompUSA tenía un saldo insoluto bajo dicho contrato de aproximadamente USD$37.8 millones, así como un importe de USD$49.7 millones de cartas de crédito vigentes, utilizadas fundamentalmente para ciertas obligaciones comerciales pendientes de pago. Los gastos por intereses fueron de USD$5.5 durante 2002.

Entre otras restricciones, el contrato de crédito establece que CompUSA deberá mantener una razón

de cobertura definida mínima hasta el vencimiento. El contrato de crédito limita la deuda subordinada, como se define en dicho contrato, a USD$378.6 millones.

Al cierre de 2002 CompUSA ha cumplido con todos los compromisos asumidos en dicho contrato de crédito.

Línea de Crédito por USD$150 millones En noviembre de 2002, CompUSA celebró un convenio modificatorio de una línea de crédito revolvente sin garantía a un plazo de tres años por USD$150 millones con Banco Inbursa, una entidad afiliada de la Compañía. Conforme a los términos del convenio modificatorio, el plazo de terminación de la línea de crédito fue ampliado hasta el 31 de marzo de 2006.

La línea de crédito permite disposiciones a una tasa que será determinada semestralmente, a través de pagarés renovables a corto plazo.

Al cierre de 2002, CompUSA tenía USD$40 millones disponibles para futuros endeudamientos bajo esta línea. Los gastos por intereses de la línea de crédito con Banco Inbursa, ascendieron aproximadamente a USD$5.5 millones y USD$8.8 millones para los años 2002 y 2001, respectivamente.

Al cierre de 2002 CompUSA ha cumplido con todos los compromisos asumidos en dicho contrato de crédito.

Pagaré subordinado por USD$136 millones. En relación con la adquisición de Computer City por CompUSA en agosto de 1998, CompUSA emitió un pagaré subordinado por USD$136 millones, pagadero a Radio Shack, conocida como Tandy Corporation.

Dicho pagaré generó intereses a una tasa de 9.48% anual y establecía amortizaciones semestrales a lo largo de un período de diez años, debiendo hacerse el primer pago de capital en diciembre de 2001. En junio de 2001, el pagaré fue liquidado con fondos recibidos de un pagaré suscrito a favor de Banco Inbursa, una entidad afiliada de la Compañía. El pagaré suscrito a favor de Banco Inbursa asciende aproximadamente a USD$123.6 millones, con una tasa de interés equivalente a LIBOR revolvente a 90 días más 3.25%. CompUSA registró un ingreso extraordinario de USD$12.4 millones, que representa la diferencia entre el pagaré suscrito en primer lugar y el monto finalmente acordado con Radio Shack. El primer pago de capital vence en agosto de 2004. Los gastos por intereses del pagaré ascendieron aproximadamente a USD$6.7 millones y USD$10.9 millones para los años 2002 y 2001, respectivamente.

CompUSA se encuentra al corriente en el pago de capital e intereses de los créditos arriba descritos.

[Espacio dejado en blanco intencionalmente]

Deuda a largo plazo La deuda a largo plazo de CompUSA al 31 de diciembre de 2002 y 2001 se integra como sigue:

COMPUSA Y SUBSIDIARIAS
Información Financiera Seleccionada
Cierre de Diciembre de 2002
(cifras en miles de USD)

	2002	**2001**
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 4.31%, con vencimiento en enero de 2006.	37,800	95,000
Línea de crédito revolvente con afiliada, subordinada, no garantizada, con interés promedio ponderado de 3.74%, con vencimiento en marzo de 2006	95,000	125,000
Pagaré subordinado con afiliada, no garantizado, con interés de 5.00%, con vencimiento en noviembre de 2006	123,625	123,625
Total deuda a largo plazo	256,425	343,625

Los vencimientos de la deuda a largo plazo de CompUSA a partir del 31 de diciembre de 2002, serán como sigue:

COMPUSA Y SUBSIDIARIAS
Vencimientos de Deuda a Largo Plazo
(cifras en miles de USD)

2003	$	-
2004		24,725
2005		49,450
2006		182,250
	$	256,425

[Espacio dejado en blanco intencionalmente]

d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora

i) Resultados de Operación

CompUSA

El año fiscal de CompUSA comprende un año de 52 a 53 semanas, que terminan el último sábado del mes de diciembre de cada año. Los resultados de CompUSA que se incluyen en estos estados financieros, corresponden al año de 52 semanas terminado el 28 de diciembre de 2002 (el año fiscal de 2002) y al año de 52 semanas concluido el 29 de diciembre de 2001 (el año fiscal de 2001).

Ventas netas. Las ventas netas acumuladas al cierre de 2002, excluyendo operaciones discontinuas, alcanzaron USD$3,841.44 millones. Durante el año 2001 las ventas netas fueron USD$4,152.45 millones. Las ventas se vieron afectadas por la desaceleración económica en los Estados Unidos y por la consecuente caída del consumo. En 2002 las ventas netas cayeron un 7.49% comparado con el año 2001.

CompUSA continuó cambiando su mezcla de productos y servicios con miras a obtener márgenes de utilidad más altos. Lo anterior es acorde con su estrategia de convertirse en un proveedor de soluciones integrales de tecnología. Así, la contribución a ventas de servicios representó en el año 2002 un 9.2% comparado con un 7.2% en el mismo período del año anterior.

Margen Bruto. El margen bruto de 2002 fue de 21.35%, 107 puntos base mayor al 20.28% observado en 2001. La mejora en el margen bruto es resultado del cambio en la mezcla de productos y servicios hacia aquéllos con mayor valor agregado, así como de las campañas de promoción realizadas por CompUSA.

Utilidad de operación / EBITDA. En el año 2002, la utilidad de operación fue de USD$32.8 millones, representando 0.85% de las ventas netas. Durante 2001, se registró una pérdida operativa por USD$84.4 millones, es decir 2.0% en relación con las ventas del año.

El EBITDA, se ubicó en el año 2002 en USD$88.2 millones, comparado con USD$31.3 millones registrados en el año anterior.

Una importante reducción en los gastos de operación, principalmente en los rubros de personal de las tiendas, gastos de publicidad y gastos administrativos diversos, se combinó con el crecimiento del margen bruto, resultando en la observada recuperación del resultado y flujo operativos.

Los gastos financieros de CompUSA se redujeron 32.9% en 2002, al pasar de USD$33.9 millones en 2001 a USD$22.9 millones en el último año. Esta reducción es consecuencia de una reducción en la deuda de CompUSA, combinada con menores tasas de interés.

Durante 2002, CompUSA registró una pérdida neta de USD$403.4 millones, considerablemente mayor que la pérdida de USD$106.0 millones registrada en 2001. El resultado neto de 2002 se vio afectado por un cargo de USD$410 millones, consecuencia de la adopción de un nuevo principio contable (SFAS 142) Ver *"Información Financiera – Información Financiera Seleccionada"*.

ii) Situación Financiera, Liquidez y Recursos de Capital

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias de la Compañía, esto es la utilidad antes de financiamiento, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores y financiamiento bancario a través de líneas de crédito a corto o a largo plazo otorgadas a CompUSA.

Nivel de Endeudamiento

Actualmente, la Compañía no tiene contratados pasivos de manera directa, es decir, toda la deuda de la Compañía ha sido contratada por medio de su subsidiaria CompUSA, y el 100% de la misma está denominado en USD (cifras en millones de Pesos).

	2002	%	2001	%
Deuda Total	3,248.92	100%	3,627.79	100%
Corto Plazo	-	-	-	-
Largo Plazo	3,248.92	100%	3,627.79	100%

De las líneas de crédito disponibles para CompUSA, destacan: (Ver *"Información Financiera – Informe de Créditos Relevantes"*)

a) Línea de crédito revolvente garantizado, con un sindicato de bancos e instituciones financieras que permite a CompUSA hacer disposiciones dentro de un plazo de 41 meses hasta por USD$450 millones. Dicho contrato de crédito termina el 31 de enero de 2006 y, consecuentemente, el saldo insoluto ha sido registrado como deuda a largo plazo.

b) Línea de Crédito por USD$150 millones con Banco Inbursa, a un plazo de tres años, que comprende hasta el 31 de marzo de 2006.

Políticas que rigen la tesorería

La Compañía y su principal subsidiaria CompUSA invierten en forma individual sus recursos con base en sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en Pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria con base en su flujo de efectivo y de su estructura de deuda.

iii) Control Interno

La Compañía

El cumplimiento de las normas de control interno en la Compañía es vigilado permanentemente a través del área de auditoría interna, la cual revisa, analiza y corrige, en su caso, las desviaciones que se llegaran a presentar con respecto a las operaciones aprobadas por el consejo de administración y en el registro de las mismas, así como con respecto a los lineamientos generales, criterios y principios de

contabilidad aplicables. Los auditores externos estudiaron y evaluaron el sistema de control interno conforme es requerido por las normas de auditoría generalmente aceptadas para efectos de su auditoría de estados financieros.

Adicionalmente, a través del consejo de administración, la Compañía constituyó un Comité de Auditoría el cual se encarga de implementar los sistemas de control interno con el fin de verificar que las operaciones que celebra la Compañía se efectúan y registran conforme lo establece la administración y los PCGA. Además, en el ejercicio de sus funciones, dicho comité verifica anualmente que las actividades desempeñadas por los auditores internos y por el área legal sirvan de control para determinar si la Compañía cumple con las disposiciones que le son aplicables, lo cual es informado al consejo de administración.

CompUSA

CompUSA cuenta con un Comité de Auditoría que se integra por diversos funcionarios de alto nivel de la empresa: Director General (*Chief Executive Officer*), Director de Operaciones (*Chief Operating Officer*), Director de Finanzas (*Chief Financial Officer*) y Director de Auditoría (*Vicepresident-Loss Prevention and Internal Audit)*.

Dicho comité es un órgano intermedio de administración cuyas funciones primordiales son: aprobar el programa anual de auditoría, en el cual se señalan los lineamientos y políticas de la empresa en materia de auditoría y control de mermas (*loss prevention*), así como evaluar periódicamente la implementación y verificar el cumplimiento dicho programa.

En el desempeño de sus funciones de vigilancia, el Comité de Auditoría de CompUSA tiene dos líneas fundamentales de actuación: (i) control de mermas (*loss prevention*), y (ii) evaluación de riesgos operativos de las Supertiendas y de las oficinas centrales de CompUSA. Dicho comité sesiona trimestralmente.

En adición al control ejercido por el Comité de Auditoría de manera periódica, CompUSA cuenta con un Director de Auditoría. Dicho funcionario tiene asignada la tarea de revisar en forma permanente el cumplimiento del programa anual de auditoría elaborado por el comité.

A través de la Dirección de Auditoría se practican auditorías de diversa naturaleza a las distintas áreas de CompUSA de manera constante, con el propósito de evaluar el cumplimiento del programa anual y se verifica el cumplimiento de los procedimientos internos de control establecidos por la empresa.

e) Estimaciones Contables Críticas

En la preparación de nuestros estados financieros, realizamos estimados concernientes a una variedad de asuntos. Algunos de estos asuntos son altamente inciertos y nuestros estimados involucran juicios que realizamos con base en la información que tenemos disponible. Tenemos identificados varios de esos asuntos por los cuales nuestra presentación financiera podría ser afectada de manera importante si (a) usamos diferentes estimados que podríamos razonablemente haber usado o (b) en el futuro cambiamos nuestros estimados en respuesta a cambios que son razonablemente probables que ocurran.

Los comentarios están dirigidos únicamente a aquellas estimaciones que consideramos de mayor importancia con base en el nivel de incertidumbre y la probabilidad de un impacto importante si usamos una estimación diferente. Existen muchas otras áreas en las que usamos estimaciones en relación con asuntos inciertos, pero razonablemente el efecto probable de cambio o estimaciones diferentes no impactan significativamente nuestra presentación financiera.

Estimamos la vida útil de los activos fijos de CompUSA a fin de determinar los importes del gasto de depreciación a ser registrado en cada período. En 2002 el gasto por depreciación fue de USD$53.5 millones y el gasto por amortización de bienes intangibles fue de USD$2.0 millones, que en su conjunto equivalen al 1.45% de los costos y gastos de operación de CompUSA conforme a los PCGA en Estados Unidos.

Las estimaciones están basadas en la experiencia histórica con activos similares, cambios por adelantos tecnológicos y otros factores, tomando en consideración las prácticas de otras compañías de ventas al menudeo. Revisamos cada año las vidas útiles estimadas para determinar si éstas deben ser cambiadas y en algunas ocasiones las hemos cambiado para ciertos activos. Podemos acortar la vida útil estimada de un grupo de activos en respuesta a cambios tecnológicos, cambios en el mercado u otras situaciones. Esto da como resultado un incremento en los gastos de depreciación y en algunos casos esto puede resultar en que reconozcamos un cargo por deterioro y reflejar ese castigo en su valor en libros. El mismo tipo de situaciones nos puede también llevar a prolongar la vida útil de un grupo de activos, lo que daría como resultado una reducción de los gastos de depreciación.

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4) ADMINISTRACIÓN

a) Auditores Externos

Los auditores externos de la Compañía son el despacho Mancera, S.C., Integrante de Ernst & Young Global, quienes prepararon y auditaron los Estados Financieros Consolidados al 31 de diciembre de 2002 y por el año que termina en esa fecha. Los auditores fueron designados por el Consejo de Administración de la Compañía, siguiendo el procedimiento señalado más adelante y tomando en cuenta tanto la capacidad técnica como la independencia de los mismos.

Desde la constitución de la Compañía, los auditores externos no han emitido una opinión con salvedad ni una opinión negativa, tampoco se han abstenido de emitir opinión acerca de los Estados Financieros de la Compañía. Durante el ejercicio 2002, los auditores externos no prestaron a la Compañía servicios adicionales por conceptos diferentes a los de auditoría.

Para nombrar a los auditores externos, la Compañía lleva a cabo una invitación restringida a ciertos despachos a licitar en forma privada y confidencial, sus servicios y costos. Una vez presentadas las propuestas de servicios profesionales, el Comité de Auditoría de la Compañía las estudia, revisa que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables y, una vez que elige a la posible firma de auditores externos, recomienda al Consejo de Administración las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, previo análisis y discusión del tema, aprueba con por lo menos mayoría de votos, la contratación de la firma de que se trate para el ejercicio que corresponda.

b) Operaciones con Personas Relacionadas y Conflicto de Intereses

La Compañía

La Compañía no tiene operaciones o créditos relevantes con personas relacionadas en forma directa. No obstante lo anterior, a continuación se describen las operaciones de esta naturaleza celebradas por CompUSA.

CompUSA

El 30 de junio de 2001 CompUSA vendió bienes relacionados con las operaciones de su Call Center a una compañía relacionada bajo el control común de ciertos accionistas por la cantidad de USD$105 millones. El Call Center proporciona servicios de contacto, soluciones de tecnología y consultoría de negocios. La operación resultó en una ganancia de aproximadamente USD$69 millones, misma que se registró como utilidad de operación discontinua en el estado de resultados de la Compañía. La utilidad gravable de dicha operación redujo las pérdidas de operación pendientes de amortizar netas de CompUSA, reduciendo así la reserva de valuación de impuestos. Dicha reducción de la reserva de valuación fue llevada contra el crédito mercantil. Todos los activos fueron transmitidos a la compañía relacionada en el valor en libros (*carrying value*) de CompUSA.

De acuerdo con los PCGA en México, la venta de activos relacionados con las operaciones del Call Center se registró como utilidad por operación discontinua en el estado de resultados consolidados de la Compañía, debido a que se trató de una operación comercial en condiciones de mercado, así como por la existencia de una valuación de dichos activos por un perito y a que en dicha empresa relacionada, existen accionistas diferentes a los de la Compañía, que la caracterizan como una operación normal. Sin embargo, en los estados financieros de CompUSA, dicha utilidad se reportó como una aportación de capital.

A partir de la operación antes mencionada, el Call Center opera independientemente bajo el nombre de TTC. Ahora, CompUSA tiene contratados los servicios de Call Center con TTC. CompUSA considera que dicha contratación se encuentra pactada a valores tan favorables como los que pudo haber obtenido de una tercera persona no relacionada.

Las contraprestaciones pagadas por CompUSA a TTC durante 2002 fueron de USD$23.5 millones aproximadamente. Las contraprestaciones pagadas desde la fecha de venta el 30 de junio de 2001 hasta el cierre de 2001 fueron de USD$11.5 millones aproximadamente.

CompUSA realizó ciertas funciones administrativas para TTC. Para el período comprendido desde la venta hasta el cierre de 2001, CompUSA facturó a TTC la cantidad de USD$5.1 millones por gastos relacionados con dichos servicios. Durante 2002, CompUSA facturó a TTC la cantidad de USD$5.0 millones por dichos servicios. Las cuentas netas por pagar a TTC fueron de aproximadamente USD$2.1 millones y USD$4.9 millones al cierre de 2002 y de 2001, respectivamente.

No existen contratos fuera del curso normal de los negocios entre TTC y CompUSA, ni existen garantías de cualquier tipo entre las partes.

En el curso normal de los negocios, CompUSA vende productos y presta servicios a otras afiliadas a precios que equivalen a los que cobra a sus principales clientes. Durante 2001 los ingresos de CompUSA provenientes de sus afiliadas fueron de USD$10.1 millones aproximadamente. Para 2002, los ingresos de CompUSA provenientes de sus afiliadas no fueron significativos.

Asimismo, CompUSA tiene un adeudo de aproximadamente USD$249 millones con Banco Inbursa, una entidad financiera afiliada. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

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c) Administradores y Accionistas

Consejo de Administración

El Consejo de Administración de la Compañía para el ejercicio social de 2003 está integrado por cinco consejeros propietarios y sus respectivos suplentes. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en asamblea general ordinaria, la cual se considera legalmente instalada, con la asistencia de por lo menos la mitad del capital social en primera convocatoria y, en caso de segunda o ulterior convocatoria, se considera legalmente instalada cualquiera que sea el número de acciones representadas y sus resoluciones se toman cuando menos con la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la Compañía y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los estatutos sociales.

Asimismo, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar el cumplimiento de las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad.

Las facultades estatutarias del Consejo de Administración son las siguientes:

a. Nombrar y remover al Director General de la sociedad;

b. Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que ésta sea titular de la mayoría de las acciones;

c. Aprobar, previa autorización de la Asamblea General Ordinaria de Accionistas, la adquisición o enajenación de acciones, o el ejercicio del derecho de retiro, en términos de lo dispuesto por los estatutos sociales de la sociedad;

d. Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo y del Comité de Auditoría de la sociedad, que se contengan en los informes de actividades que dichos órganos le deberán presentar conforme a lo previsto al respecto en los estatutos de la sociedad;

e. Establecer sucursales o agencias de la sociedad;

f. Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derecho de autor;

g. La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso g) salvo en el caso establecido por el Artículo 159 de la LGSM;

h. Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican: (1) El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto; (2) El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso g) anterior, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso g) anterior, y (3) El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento; y

i. Todas aquéllas otras facultades que le fueren reservadas privativamente por la ley.

En la asamblea general ordinaria de accionistas de fecha 28 de abril de 2003 fueron designados los miembros del consejo de administración para el ejercicio social de 2003. Sin embargo, las personas así designadas continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos y los consejeros recién designados por aquella no tomen posesión de sus respectivos cargos.

Integrantes del Consejo de Administración de la Compañía

NOMBRE	PUESTO**	NO. DE AÑOS COMO CONSEJERO	TIPO DE CONSEJERO**
	CONSEJEROS PROPIETARIOS		
Lic. Carlos Slim Domit	Presidente – Grupo Carso Presidente - Grupo Sanborns Director General - Sanborn Hermanos Co-presidente - Teléfonos de México Vicepresidente - Carso Global Telecom	-2 -	Patrimonial Relacionado
Arq. Ángel Eduardo Peralta Rosado	Vicepresidente – Grupo Sanborns	-2 -	Independiente
C.P. Rafael Moisés Kalach Mizrahi	Presidente y Director General - Grupo Kaltex	- 2 -	Independiente
Lic. Agustín Santamarina Vázquez	Consejero- Santamarina y Steta, S.C.	- 2 -	Independiente
Lic. Patrick Slim Domit	Director Comercial de Mercado Masivo Teléfonos de México Presidente - Ferrosur	- 2 -	Patrimonial Relacionado

CONSEJEROS SUPLENTES

Lic. Arturo Elías Ayub	Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales Teléfonos de México	- 2 -	Relacionado
C.P. Eduardo Zea Mir	Director General - Sears Roebuck de México	- 2 -	Independiente
Ing. Alfonso Salem Slim	Director General - Hoteles Calinda	- 2 -	Independiente
Lic. Eduardo Valdés Acra	Director General - Inversora Bursátil Presidente - Banco Inbursa	- 2 -	Independiente
Lic. Daniel Hajj Aboumrad	Director General - Carso Global Telecom Director General - América Móvil	- 2 -	Relacionado

** Con base en información proporcionada por los propios consejeros.

Los consejeros propietarios con calidad de independientes únicamente podrán ser suplidos por consejeros suplentes con la misma calidad.

Funcionarios del Consejo de Administración de la Compañía

Lic. Carlos Slim Domit	Presidente
Lic. Rafael Robles Miaja	Secretario

Parentesco por consanguinidad o afinidad hasta tercer grado entre consejeros y funcionarios.

Parentesco por consanguinidad

I. Segundo Grado (línea transversal)

Carlos Slim Domit, con
Patrick Slim Domit

Parentesco por afinidad

I. Segundo Grado (línea transversal)

Arturo Elías Ayub y Daniel Hajj Aboumrad, con
Carlos Slim Domit y
Patrick Slim Domit

II. Segundo Grado (línea colateral)

Alfonso Salem Slim, con
Daniel Hajj Aboumrad

Consejeros Propietarios

Carlos Slim Domit. Es Licenciado en Administración por la Universidad Anáhuac. Tiene 37 años de edad. Es Presidente de los Consejos de Administración de la Compañía, de GCarso y de GSanborns. Es Consejero de las siguientes empresas, entre otras: Sanborn Hermanos, S.A.; Promotora Sanborns, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris México); Grupo Condumex, S.A. de C.V.; Telmex; CGT; y Promotora Musical, S.A. de C.V. Es hermano del licenciado Patrick Slim Domit.

Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 55 años de edad. Es Director General de Grupo Kaltex, S.A. de C.V., desde hace 17 años. Es miembro del Consejo de Administración de las siguientes empresas: GCarso y del Banco Nacional de México, S.A. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Ángel Eduardo Peralta Rosado. Es Arquitecto por la Universidad Nacional Autónoma de México. Tiene 71 años de edad. Actualmente es Vicepresidente del Consejo de Administración de Grupo Sanborns, S.A. de C.V., así como Director de Construcción y Expansión de GSanborns y Sears Roebuck de México, S.A. de C.V. Tiene una antigüedad de 46 años en Sanborn Hermanos, S.A. Las empresas donde ha colaborado o actualmente colabora como miembro del Consejo de Administración son: Sears Roebuck de México, S.A. de C.V., Sanborn Hermanos, S.A. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Agustín Santamarina Vázquez. Es Abogado por la Escuela de Libre Derecho. Tiene 75 años de edad. Actualmente ocupa el puesto de asesor del despacho Santamarina y Steta, S.C. Es miembro del Consejo de Administración de las siguientes empresas: Alcatel Indetel, S.A. de C.V. (Presidente), Apasco, S.A. de C.V. (Presidente), Kimberly Clark de México, S.A. de C.V. (Vicepresidente), GCarso (Consejero), Grupo México, S.A. de C.V. (Consejero y Secretario), Grupo Condumex, S.A, de C.V. (Consejero), San Luis Corporación, S.A. de C.V. (Consejero y Secretario), Alfa, S.A. de C.V. (Consejero), The México Fund Inc. (Consejero). No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Patrick Slim Domit. Es Licenciado en Administración de Empresas en la Universidad Anáhuac. Tiene 34 años de edad. Desde octubre de 2000 se desempeña como ejecutivo de Telmex y Vicepresidente de GCarso. Fue Director General de GCarso y Director General en Industrias Nacobre, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; CGT; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. e Industrias Nacobre, S.A. de C.V. Es hermano del licenciado Carlos Slim Domit.

Consejeros Suplentes

Arturo Elías Ayub. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 37 años de edad. Es Director de Alianzas Estratégicas, Comunicaciones y Relaciones Institucionales en Telmex. Es miembro del Consejo de Administración de las siguientes empresas: Telmex; GCarso; CGT; Sears Roebuck de México, S.A. de C.V. Es yerno del ingeniero Carlos Slim Helú y cuñado de los licenciados Carlos Slim Domit y Patrick Slim Domit.

Daniel Hajj Aboumrad. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 36 años de edad. Funge como Director General de América Móvil y Radiomóvil Dipsa, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: GCarso y Philip Morris México. Asimismo, ha colaborado en Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa, S.A. de C.V., Bimex, S.A. de C.V. y Páginas Amarillas, S.A. de C.V. Es yerno del ingeniero Carlos Slim Helú y cuñado de los licenciados Carlos Slim Domit y Patrick Slim Domit.

Alfonso Salem Slim. Es Ingeniero Civil por la Universidad Anáhuac. Tiene 40 años de edad. Actualmente funge como Director Inmobiliario de Grupo Financiero Inbursa, S.A. de C.V. y de GCarso. Es miembro del Consejo de Administración de Sears Roebuck de México, S.A. de C.V. y Corporación

Moctezuma, S.A. de C.V. Es sobrino del Ing. Carlos Slim Helú y primo hermano de los licenciados Carlos Slim Domit y Patrick Slim Domit.

Eduardo Valdés Acra. Es Licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 39 años de edad. Actualmente funge como Vicepresidente de Banco Inbursa y como Director General de Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Es miembro del Consejo de Administración de las siguientes empresas: Grupo Financiero Inbursa, S.A. de C.V. y sus subsidiarias; Hoteles Calinda, S.A. de C.V.; GCarso; CGT y Telmex. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Eduardo Zea Mir. Es Contador Público por la Universidad Iberoamericana. Tiene 51 años de edad. Desde hace 4 años funge como Director General de Sears Roebuck de México, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: Grupo Gomo, S.A. de C.V., Sanborn Hermanos, S.A., Promotora Musical, S.A. de C.V., La Feria del Disco México, S.A. de C.V. y Sears Roebuck de México, S.A. de C.V. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Participación accionaria de los consejeros

Sobre la participación accionaria individual de los consejeros y funcionarios de la Compañía, que sean titulares de más del 1% de las acciones representativas del capital social, a los accionistas beneficiarios del 5% o más de acciones con derecho a voto de la emisora, así como a los 10 mayores accionistas de la Compañía, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la Compañía no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas, en virtud de que no tienen registradas sus acciones en el registro de acciones de la Compañía en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de la Compañía se encuentran depositadas en Indeval y de acuerdo con la información con que cuenta la Compañía, al 28 de mayo de 2003, un total de aproximadamente 9 personas, las cuales no se consideran gran público inversionista, según lo establece la fracción IX del Artículo 1 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre las que se incluye un consejero de la Compañía, son titulares, directa o indirectamente, de aproximadamente 618'236,000 acciones que representan aproximadamente el 67% del capital social suscrito y pagado de la Compañía, e incluyen al ingeniero Carlos Slim Helú y a sus parientes cercanos.

La Compañía tiene autorizadas 1,026'583,810 acciones de la Serie "B-1", de las cuales al 31 de diciembre de 2002 se encontraban en circulación 926'515,042 acciones.

Cambios significativos en la tenencia accionaria

Desde la constitución de la Compañía a la fecha del presente reporte, no han existido cambios significativos en el porcentaje de tenencia accionaria.

Control de la Compañía

La Compañía no tiene conocimiento de que se encuentre controlada, directa o indirectamente, por otra empresa, por un gobierno extranjero, o por cualquier otra persona física o moral. Sin embargo, al 28 de mayo de 2003, un total de aproximadamente 9 personas, las cuales no se consideran gran público inversionista, según lo establece la fracción IX del Artículo 1 de las Disposiciones de Carácter General

Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre las que se incluye un consejero de la Compañía, son titulares, directa o indirectamente, de aproximadamente 618'236,000 acciones que representan aproximadamente el 67% del capital social suscrito y pagado de la Compañía, e incluyen al ingeniero Carlos Slim Helú y a sus parientes cercanos.

La Compañía no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Compensaciones y prestaciones de consejeros y principales funcionarios

La Compañía no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2002, fue los honorarios de $6,300.00 Pesos por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Planes para participación de empleados en el capital social

La Compañía no tiene celebrado convenio o establecido programa alguno para involucrar empleados en su capital social, toda vez que la Compañía no tiene empleados.

Funciones del Comité de Auditoría

La Compañía, a través de su Consejo de Administración, constituyó un Comité de Auditoría el cual se integra en la forma y términos que a continuación se indican. El Comité de Auditoría está integrado por tres consejeros, de los cuales el presidente y la mayoría de ellos deberán ser independientes. Dicho comité cuenta con la presencia del o los Comisarios de la Compañía quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.

El Comité de Auditoría, como órgano intermedio, apoya al Consejo de Administración en la toma de decisiones relativas a las áreas de Auditoría, Evaluación y Compensación, Finanzas y Planeación. Dicho comité tiene conferidas las siguientes funciones:

a) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración.

b) Opinar sobre operaciones con personas relacionadas.

c) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones que se aparten del giro ordinario de los negocios y que pretendan celebrarse entre la Compañía y sus accionistas, con personas que formen parte de la Compañía o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario, la compra o venta de 10% o más del activo, el otorgamiento de garantías por un monto superior al 30% de los activos, así como operaciones distintas a las anteriores que representen más del 1% del activo de la Compañía.

d) Analizar diversas opciones y recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, incluyendo el alcance de su mandato y las condiciones para su contratación, con la finalidad de llevar a cabo la auditoría contable de la sociedad.

e) Entrevistar a los auditores externos de la sociedad con la finalidad de verificar que cumplan con los requisitos de independencia y rotación de su personal.

Ni la Compañía ni alguna de sus subsidiarias podrán ser propietarias de acciones de la Compañía, no obstante existe la posibilidad de que la Compañía pueda adquirir sus propias acciones en los términos de las disposiciones aplicables.

Registro de Acciones. Las acciones de la Compañía están representadas por títulos de acciones que contienen cupones adheridos. La Compañía lleva un registro de acciones conforme a la LGSM. Solamente aquellos accionistas inscritos en el registro de acciones serán considerados como accionistas de la Compañía.

Derechos de Voto y Asambleas de Accionistas. Cada acción de la Compañía confiere a su titular el derecho a un voto en cualquier asamblea de accionistas de la Compañía. Los accionistas tenedores de acciones cuentan con el derecho de designar a los miembros del Consejo de Administración. Actualmente el Consejo de Administración está compuesto por cinco miembros propietarios y cinco suplentes y los estatutos sociales de la Compañía establecen que el Consejo de Administración estará compuesto por un número de consejeros propietarios no menor de cinco y por el número de consejeros suplentes que resuelva nombrar la asamblea, hasta por un número igual al de los miembros propietarios. Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Compañía tenga inscritas sus acciones en la bolsa de valores.

Las asambleas generales de accionistas de la Compañía pueden ser ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas que se convocan para tratar sobre los asuntos especificados en el artículo 182 de la LGSM y los estatutos sociales, que comprende, principalmente, aumentos y reducciones en la parte fija del capital social y otras modificaciones a los estatutos sociales, liquidación, fusión, transformación de un tipo de sociedad a otra, cambio de nacionalidad y cambio de objeto social. Las asambleas generales que se convocan para considerar todos los demás asuntos, incluyendo la elección de consejeros y comisario, son asambleas ordinarias. La asamblea general ordinaria de accionistas de la Compañía debe celebrarse por lo menos anualmente durante los cuatro meses siguientes al cierre del ejercicio fiscal anterior a fin de considerar ciertos asuntos especificados en el artículo 181 de la LGSM, incluyendo, principalmente, la elección de consejeros y comisario, la aprobación del informe del Consejo de Administración respecto al desempeño de la Compañía y sus estados financieros por el ejercicio fiscal anterior y la distribución de resultados del ejercicio anterior.

Conforme a los estatutos sociales, el quórum en primera convocatoria para una asamblea general ordinaria es de por lo menos la mitad de las acciones en circulación y podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes. Si no se integra el quórum en primera convocatoria, podrá convocarse una segunda asamblea en la que podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes, independientemente del número de dichas acciones. El quórum en primera convocatoria para una asamblea general extraordinaria es el 75% de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria o especial. Para considerar válidamente adoptada una resolución de una asamblea general extraordinaria, ya sea en primera o ulterior convocatoria, se requiere el voto favorable de los tenedores de por lo menos la mitad de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria. Los estatutos sociales requieren la aprobación de los tenedores de por lo menos el 95% de las acciones en circulación de la Compañía y la aprobación de la CNBV para la modificación de la obligación de los accionistas mayoritarios conforme a los estatutos sociales para recomprar acciones y ciertas otras disposiciones en el caso de cancelación de inscripción.

Los accionistas que representen el 33% del capital social de la Compañía, podrán oponerse judicialmente a las resoluciones de las asambleas generales, siempre que se satisfagan los siguientes requisitos: (i) que se presente una demanda ante un tribunal competente dentro de los 15 días siguientes a

la clausura de la asamblea en la que se tomó la resolución; (ii) que los reclamantes no hayan concurrido a la asamblea o hayan votado en contra de la resolución; y (iii) que la demanda señale la cláusula de los estatutos que se infringió. En tanto las acciones de la sociedad permanezcan inscritas en el RNV, el porcentaje antes mencionado será del 20% del capital social.

Las asambleas de accionistas de la Compañía podrán ser convocadas por el Consejo de Administración, el Presidente del Consejo de Administración, el comisario o cualquier juez competente. Los tenedores del 10% de las acciones en circulación podrán solicitar que se convoque a una asamblea de accionistas. Además, el Consejo de Administración o el comisario deben convocar una asamblea de accionistas a solicitud escrita de cualquier tenedor de acciones si no se ha celebrado una asamblea general ordinaria de accionistas durante dos años consecutivos o si las asambleas de accionistas celebradas durante dicho período no han considerado los asuntos mencionados en el artículo 181 de la LGSM, a los que se ha hecho referencia anteriormente. En caso de no convocarse una asamblea dentro de los 15 días siguientes a la fecha de dicha solicitud, un juez competente podrá solicitar que se convoque dicha asamblea. La convocatoria de las asambleas debe publicarse en uno de los periódicos de mayor circulación en el Distrito Federal por lo menos 15 días antes naturales de la fecha fijada para tal asamblea. Las asambleas de accionistas podrán celebrarse sin dicha publicación, siempre y cuando el 100% de las acciones en circulación con derecho a voto respecto a los asuntos a llevarse ante dicha asamblea esté representado.

Para concurrir a las Asambleas Generales, los accionistas de la Compañía deberán obtener sus respectivas tarjetas de admisión en el domicilio y con la anticipación que señalen las convocatorias correspondientes, contra la entrega de una constancia de que sus acciones se encuentran depositadas en algún banco del país o del extranjero o en una casa de bolsa en México. Tratándose de acciones depositadas en alguna Institución para el Depósito de Valores, las tarjetas de admisión se expedirán contra la entrega que se haga a la sociedad de las respectivas constancias y, en su caso, de los listados complementarios, que se prevén en el artículo 78 de la LMV.

Los accionistas de la Compañía tendrán un voto por cada acción de que sean propietarios y podrán hacerse representar por medio de apoderado autorizado mediante simple carta poder en todas las Asambleas que se celebren.

Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el orden del día.

La Compañía deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia sociedad, durante el plazo a que se refiere el Artículo 173 de la LGSM, los formularios de los poderes a que alude la LMV, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

Dividendos. En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un informe sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se destine el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social pagado de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una

reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones, tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Después de que un dividendo haya sido decretado, la Asamblea Ordinaria de Accionistas o, en su caso, el Consejo de Administración, fijarán la fecha en que habrá de efectuarse su pago. Todos los dividendos que no sean cobrados en un período de cinco años a partir de la fecha señalada para su pago, se entenderán prescritos a favor de la Compañía.

Variaciones en el Capital Social Generalmente, podrá efectuarse un incremento de capital social de la Compañía a través de la emisión de nuevas acciones para pago en efectivo o en especie, mediante capitalización de pasivos o capitalización de ciertas partidas del capital. No podrá efectuarse un aumento de capital social hasta que todas las acciones del capital social emitidas y suscritas previamente hayan sido pagadas en su totalidad. Por lo general, podrá efectuarse una disminución del capital social para absorber pérdidas, para amortizar acciones o para liberar a los accionistas de pagos no realizados. Una disminución del capital social mediante amortización debe llevarse a cabo a prorrata o por sorteo. Asimismo, los accionistas podrán aprobar la amortización de acciones pagadas en su totalidad con utilidades retenidas.

La parte fija del capital social de la Compañía sólo podrá aumentarse o disminuirse mediante resolución de una asamblea general extraordinaria y mediante una reforma a los estatutos sociales, mientras que la parte variable del capital social de la Compañía podrá aumentarse o disminuirse mediante resolución de una asamblea general ordinaria.

No se requiere resolución alguna de los accionistas para disminuciones del capital social que resulten del ejercicio del derecho de retiro de acciones representativas de la porción variable del capital social o de la compra por la Compañía de sus propias acciones o por aumentos en el capital social que resulten de la venta de acciones previamente compradas por la misma.

Derechos de Preferencia. Salvo en ciertas circunstancias, en el caso de un aumento de capital a través de la emisión de nuevas acciones para pago en efectivo o en especie, un tenedor de acciones existentes de la Serie "B-1" de la Compañía al momento del aumento de capital, tiene derecho de preferencia para suscribir el número de acciones nuevas suficiente para mantener su mismo porcentaje de participación o, en caso de un aumento de capital a través de la emisión de acciones con derecho a voto limitado o con derechos corporativos limitados, suscribir un número de las acciones que se emitirán, que resulte suficiente para mantener su mismo porcentaje de participación. Los derechos de preferencia deben ejercerse dentro de los 15 días siguientes a la publicación del aviso del aumento de capital en el Diario Oficial de la Federación o en el diario oficial del domicilio social de la Compañía o después de la fecha de la asamblea de accionistas en la que se aprobó el aumento de capital si es que todos los accionistas estaban representados en dicha asamblea; de lo contrario, dichos derechos no tendrán efecto. Conforme a la ley, los accionistas no podrán renunciar por anticipado a los derechos de preferencia, excepto en ciertas circunstancias, y no podrán estar representados mediante un instrumento negociable independientemente del título de acciones correspondiente.

Ley de Inversión Extranjera. La participación de inversión extranjera en el capital social de la Compañía está regulada por la Ley de Inversión Extranjera y por el Reglamento de la Ley de Inversión

Extranjera. La Secretaría de Economía y la Comisión Nacional de Inversiones Extranjeras son los órganos responsables de aplicar dicha ley y su reglamento.

Los estatutos sociales de la Compañía disponen que la sociedad admite directamente como socios o accionistas a inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros.

La Compañía tiene cláusula de admisión de extranjeros que indica lo siguiente: "La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores de los Estados Unidos Mexicanos a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como con respecto a los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad, o bien de los derechos y obligaciones que se deriven de los contratos en que sea parte la Sociedad con autoridades mexicanas. En consecuencia, los socios extranjeros, actuales o futuros, se obligan, por lo mismo, a no invocar la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido."

Capital Mínimo Fijo y Variable. Como sociedad anónima de capital variable, se permite a la Compañía emitir acciones que representen la parte fija y acciones que representen la parte variable del capital social. La emisión de acciones de la parte variable del capital social, a diferencia de la emisión de acciones de la parte fija del capital social, no requiere la reforma de los estatutos sociales, pero sí requiere aprobación de la asamblea general ordinaria de accionistas.

Conforme a los estatutos sociales de la Compañía el capital variable no podrá ser mayor de diez veces la parte mínima fija del capital social especificada en los estatutos sociales. Actualmente no existen acciones de la Compañía que representen la parte variable del capital social. Si hubiere acciones de la parte variable, podrán ser retiradas en su totalidad por sus tenedores. Excepto en ciertas circunstancias limitadas, el capital mínimo no podrá retirarse. Cualquier tenedor de acciones de la parte variable que desee efectuar un retiro total o parcial de dichas acciones deberá notificar dicho retiro a la Compañía por medio de un aviso por escrito firmado para ese efecto. Si la Compañía recibe aviso de retiro antes del último trimestre del ejercicio social, el retiro será efectivo al cierre del ejercicio social en el que se recibió el aviso. Por otra parte, si la Compañía recibe aviso de retiro durante el último trimestre del ejercicio, el retiro será efectivo al cierre del siguiente ejercicio social.

La amortización de la parte variable del capital social de la Compañía por ejercicio del derecho de retiro de los accionistas se llevará a cabo a la cantidad que resulte menor entre (i) el 95.0% del precio por acción promedio cotizado en la BMV, durante los 30 días hábiles previos a la fecha en la que el retiro va a ser efectivo o (ii) el valor en libros por acción de la parte variable de capital social calculado tomando como base de estados financieros de la Compañía (aprobados en una asamblea general ordinaria de accionistas) por el ejercicio social al cierre del cual va a ser efectivo el retiro. Cualquier cantidad deba a pagar la Compañía, será exigible a partir del día siguiente a la fecha en que se cierre la asamblea general ordinaria de accionistas a que alude el inciso (ii) anterior.

Duración. La duración de la Compañía es indefinida.

Adquisición de Acciones Propias. La Compañía podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que le resulte aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada

ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Recompra en caso de Cancelación de Registro. En el caso de cancelación de la inscripción de las acciones de la sociedad en la Sección de Valores del RNV, ya sea por solicitud de la propia sociedad o por resolución adoptada por la CNBV en términos de ley, los accionistas que detenten el control de la sociedad en ese momento, se obligan a realizar una oferta pública de compra, previamente a la cancelación, al precio que resulte más alto entre: (i) el promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, y (ii) el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la BMV antes de la oferta, salvo que la CNBV al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto.

La reforma de la cláusula correspondiente en los estatutos requerirá: (i) de la aprobación previa de la CNBV y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social.

Conflicto de Interés de Accionistas. Cualquier accionista que tenga un conflicto de intereses con respecto a cualquier operación debe abstenerse de deliberar o votar respecto a este asunto en la asamblea de accionistas correspondiente. El accionista que contravenga esta disposición podrá ser responsable de daños si la transacción no hubiere sido aprobada sin el voto de dicho accionista.

Conflicto de Interés de Consejeros. Cualquier miembro del Consejo de Administración que tenga un interés opuesto al de la Compañía, debe divulgar el hecho a los demás miembros del Consejo de Administración y abstenerse de votar. Cualquier miembro del Consejo de Administración que viole dicha disposición podrá ser responsable de daños ocasionados a la Compañía. Conforme a los principios del Código de Mejores Prácticas Corporativas, los Consejeros deben comunicar al Presidente y al Secretario del Consejo de Administración cualquier situación de la que pueda derivar un conflicto de interés y abstenerse de participar en la deliberación correspondiente.

Además, los miembros del Consejo de Administración y los comisarios no podrán representar a ningún accionista ante la asamblea de accionistas.

Derecho de Retiro. Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación, de un tipo de sociedad a otro, cualquier accionista con derecho a votar con respecto a dichos cambios o transformación que haya votado en contra, tiene derecho a retirarse de la Compañía y recibir la cantidad calculada que sea especificada conforme a la ley atribuible a sus acciones, en la inteligencia que dicho accionista ejercite su derecho de retiro dentro de los 15 días siguientes a la asamblea en la que se aprobó el cambio o transformación. Conforme a la ley, la cantidad que un accionista que se retira tiene derecho a recibir es igual a su interés proporcional en el capital social

de la Compañía de acuerdo al más reciente balance general de la Compañía aprobado por una asamblea general ordinaria de accionistas.

Acciones legales contra Consejeros. Podrá entablarse una acción de responsabilidad civil contra cualquier miembro del Consejo de Administración mediante resolución de una asamblea ordinaria de accionistas. En caso de que una asamblea ordinaria de accionistas decida entablar dicha acción, las personas contra quienes dicha acción se entable dejarán inmediatamente de ser miembros del Consejo de Administración. Además, los accionistas que representen cuando menos el 15% de las acciones en circulación de la Compañía podrán tomar acción directamente en contra de los miembros del Consejo de Administración, en la inteligencia que (i) dichos accionistas no hayan votado en contra de tomar dicha acción en la asamblea de accionistas correspondiente, y (ii) la demanda en cuestión cubra los daños que se presume han sido ocasionados a la Compañía y no meramente a los actores en lo individual. Dicha acción podrá ejercerse también respecto a los Comisarios, o en su caso, los miembros del Comité de Auditoría. Cualquier recuperación de daños con respecto a dicha acción será para beneficio de la Compañía y no para los accionistas que interpusieron la acción.

Modificaciones a los Estatutos Sociales

A continuación se presentan las modificaciones a los estatutos sociales de la Compañía durante 2002. En la asamblea general extraordinaria de accionistas de fecha 30 de julio de 2002, fueron modificados diversos artículos de los estatutos sociales, entre otras cosas, para efectuar diversos ajustes a su redacción, en cuanto a los requisitos de integración del Consejo de Administración, para efectos de ajustarlos a las disposiciones aplicables de la LMV. A continuación se transcribe el texto íntegro de los artículos modificados:

> *"ARTICULO SEXTO.- El capital de la Sociedad es Variable. El capital mínimo fijo sin derecho a retiro es de $392'319,932.67 (trescientos noventa y dos millones trescientos diecinueve mil novecientos treinta y dos pesos 67/100 M.N.), representado por 1,026'583,810 acciones de la Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. El monto de la porción variable del capital social no podrá exceder de diez veces el importe del capital mínimo fijo sin derecho a retiro y estará representado por el número de acciones de la Serie "B-2", ordinarias, nominativas sin expresión de valor nominal, que determine la Asamblea General de Accionistas que acuerde su emisión y se identificará con las demás características que, en su caso, determine la propia Asamblea."*
>
> *"ARTICULO VIGESIMO.- La dirección, administración y manejo de todos los asuntos, bienes e intereses de la Sociedad, estarán confiados a un Consejo de Administración compuesto por un número de Consejeros Propietarios no menor de cinco y por el número de Consejeros Suplentes que resuelva nombrar la Asamblea, hasta por un número igual al de los miembros propietarios, los que serán electos por el término de un año y durarán en su cargo hasta que sus sustitutos hayan sido designados y hayan tomado posesión de sus puestos. La Asamblea tendrá la facultad de determinar la forma en que los suplentes suplirán a los propietarios, en el concepto de que, si la Asamblea no determina lo anterior, cualquier suplente podrá suplir indistintamente a cualquiera de los propietarios. No será requisito el que los Consejeros sean Accionistas. Para lo previsto en la Ley del Mercado de Valores, se observará lo establecido en el sexto párrafo y sus fracciones del presente Artículo.*
>
> *Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este*

porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

Si alguno o algunos de los tenedores de acciones designan Consejeros haciendo uso del derecho que se establece en el párrafo anterior, los demás Consejeros serán designados por mayoría simple de votos, sin computar los votos que corresponden a los accionistas minoritarios que hayan hecho la designación o designaciones mencionadas.

La designación de cualquier Consejero Propietario o Suplente hecha por el grupo minoritario de accionistas, sólo podrá ser revocada cuando lo sean igualmente todos los demás Consejeros a menos que la remoción obedezca a causa justificada de acuerdo con la Ley General de Sociedades Mercantiles.

Los miembros del Consejo de Administración no incurrirán en ninguna responsabilidad personal respecto de aquellos con quienes contraten en nombre de la Sociedad, y únicamente tendrán para con ésta la responsabilidad inherente a su mandato y la derivada de las obligaciones que la Ley y estos Estatutos les imponen.

Para los efectos de la Ley del Mercado de Valores, y sin perjuicio de que la misma no requiera la incorporación en los estatutos sociales de los requisitos que a continuación se indican, adicionalmente en cuanto al Consejo de Administración se cumplirá con lo siguiente:

I. El Consejo de Administración estará integrado por un mínimo de 5 (cinco) y un máximo de 20 (veinte) consejeros propietarios.

II. Al menos el 25% (veinticinco por ciento) de los miembros del Consejo de Administración deberán de ser independientes en los términos de lo previsto por el Artículo 14 Bis 3 de la Ley del Mercado de Valores.

III.Por cada consejero propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán de tener este mismo carácter.

IV.El reporte del comité de auditoría deberá presentarse a la asamblea de accionistas."

"ARTICULO VIGESIMO BIS TRANSITORIO.- Independientemente de la obligación de la Sociedad de cumplir con los principios establecidos en el sexto párrafo y sus fracciones, del Artículo Vigésimo de los presentes estatutos, y mientras dicho Artículo esté en vigor, la falta de observancia de lo previsto en dicho párrafo y sus fracciones, por cualquier causa, no generará ni le otorgará el derecho a accionistas o a terceros de impugnar la falta de validez, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos."

Facultades del Consejo – Decisiones de Interés Personal

El Consejo de Administración de la Compañía puede establecer planes de compensación para ejecutivos, aún cuando dicha facultad no se prevea de manera expresa en sus estatutos sociales. Ni el Consejo de Administración ni los demás órganos internos de administración están facultados expresamente para tomar decisiones respecto a cualquier asunto en el que cualquiera de sus miembros pudiese tener algún interés personal.

Derechos Corporativos conferidos por las Acciones

No existen distintos tipos de acciones representativas del capital social de la Compañía que otorguen derechos corporativos diferentes a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Adicionalmente, hasta donde la Compañía tiene conocimiento, no existe convenio no estatutario alguno que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Compañía.

Hasta donde tiene conocimiento la Compañía, los derechos corporativos que confieren sus acciones a cada uno de los accionistas, no se encuentran limitados por fideicomiso alguno o cualquier otro mecanismo.

Órganos Intermedios de Administración

La Compañía cuenta con un Comité de Auditoría que, como órgano intermedio de administración, apoya al Consejo de Administración en la toma de decisiones relacionadas con sus funciones. Ver sección *"Administradores y Accionistas – Funciones del Comité de Auditoría"*.

Restricciones

Hasta donde tiene conocimiento la Compañía, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la Compañía o a sus accionistas en forma alguna.

[Espacio dejado en blanco intencionalmente]

5) MERCADO ACCIONARIO

a) Estructura Accionaria

Como consecuencia de la fusión de la Compañía con Tenedora, el capital social mínimo fijo sin derecho a retiro autorizado de la Compañía es de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

El número total de acciones en circulación al 31 de diciembre de 2002 fue de 926'515,042 acciones Serie "B-1", ordinarias, sin expresión de valor nominal.

b) Comportamiento de la Acción en el Mercado de Valores

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento trimestral de la acción en la BMV desde la fecha de constitución de la Compañía.


USCOM
Acciones Negociadas en BMV
Comportamiento Trimestral
3T02
4T02
Volumen
90,439,700
20,124,600
Máximo
4.15
4.34
Mínimo
2.14
3.90
Cierre
3.75
4.30

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento mensual de la acción en la BMV durante el ejercicio de 2002.

USCOM
Acciones Negociadas en BMV
Comportamiento Menusal



	Jul-02	Ago-02	Sep-02	Oct-02	Nov-02	Dic-02
Volumen	61,649,900	23,002,900	5,786,900	11,249,800	4,806,700	4,068,100
Máximo	4.15	4.02	3.93	4.15	4.31	4.34
Mínimo	2.14	3.39	3.65	3.90	4.09	4.25
Cierre	3.65	3.75	3.75	4.15	4.30	4.30

[Espacio dejado en blanco intencionalmente]

6) PERSONAS RESPONSABLES

Director General, Director de Finanzas y Director Jurídico[1]

De conformidad con el inciso b) del artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

____
Harold F. Compton
Director General

____
Javier Larraza
Director de Finanzas

____
Mark R. Walker
Director Jurídico

27 de junio de 2003

[1] Por tratarse de una sociedad controladora, la Compañía no tiene empleados ni funcionarios. Por lo tanto, los funcionarios que suscriben la presente leyenda desempeñan cargos en CompUSA que resultan similares o equivalentes a los exigidos por las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003.

Auditor Externo

De conformidad con el inciso b) del artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003 y exclusivamente para efectos de la información relativa a los estados financieros dictaminados de conformidad con el numeral 3. del inciso a) de la fracción I del artículo antes mencionado, así como cualquier otra información financiera que se incluya en este reporte anual, cuya fuente provenga de los estados financieros dictaminados por nuestro despacho Mancera, S.C., miembro de Ernest & Young Global:

> El suscrito manifiesta bajo protesta de decir verdad que los estados financieros de U.S. Commercial Corp., S.A. de C.V. al 31 de diciembre de 2002 que contiene el presente reporte anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P.C. Francisco Álvarez del Campo
Mancera, S.C.
Integrante de Ernst & Young Global

27 de junio de 2003

7) ANEXOS

Estados Financieros Dictaminados e Informe del Comisario

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Estados Financieros Consolidados

Al 31 de diciembre de 2002 y 2001
con Dictamen de los Auditores

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Estados Financieros Consolidados

Al 31 de diciembre de 2002 y 2001

Contenido

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

Hemos examinado el balance general consolidado de U.S. Commercial Corp., S.A. de C.V. y Subsidiaria al 31 de diciembre de 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que le son relativos, por el año terminado en esa fecha. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros al 31 de diciembre de 2001, que se presentan únicamente para efectos comparativos, fueron dictaminados por otro contador quien emitió su dictamen sin salvedades con fecha 28 de marzo de 2002.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados, presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. y Subsidiaria al 31 de diciembre de 2002, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en su situación financiera por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

México, D.F.
28 de febrero de 2003

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de U.S. Commercial Corp., S.A. de C.V., rindo a ustedes mi informe sobre los estados financieros consolidados al 31 de diciembre de 2002, que presenta a ustedes el Consejo de Administración.

Entre otros procedimientos de auditoría aplicados, asistí o en mi ausencia asistió mi suplente a las Asambleas de Accionistas y Juntas del Consejo de Administración a las que fui convocado. Revisé, con el alcance que consideré necesario en las circunstancias, el dictamen sin salvedades ni limitaciones que con fecha 28 de febrero de 2003 rindieron los auditores externos de la Sociedad, en relación con el examen que llevaron a cabo de acuerdo con las normas de auditoría generalmente aceptadas en México, de los estados financieros mencionados en el párrafo anterior, preparados por la administración de la Compañía.

En mi opinión, basada en el trabajo que efectué y en el desarrollado por los auditores externos de la Sociedad, los criterios y políticas contables y de información empleados por la Sociedad y considerados por los administradores para preparar los estados financieros consolidados que se presentan a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, también en mi opinión, los estados financieros antes mencionados reflejan en forma veraz, razonable y suficiente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. al 31 de diciembre de 2002, los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Fausto Sandoval Amaya
Comisario

México, D.F.,
28 de febrero de 2003

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Balances generales consolidados

(Miles de pesos mexicanos de poder adquisitivo
al 31 de diciembre de 2002)

	Al 31 de diciembre de	
	2002	**2001**
Activo		
Activo circulante:		
Efectivo e inversiones temporales	**$ 1,042,818**	$ 2,975,648
Inversiones (Nota 3)	**1,619,774**	
Cuentas por cobrar, neto (Nota 4)	**357,599**	908,805
Inventarios, neto (Nota 5)	**5,585,436**	5,559,004
Gastos anticipados y otros activos circulantes	**601,899**	322,680
Suma el activo circulante	**9,207,526**	9,766,137
Inversiones al costo	**12,612**	12,912
Propiedad y equipo, neto (Nota 6)	**2,056,665**	2,274,440
Crédito mercantil y otros activos intangibles (Nota 2)	**4,227,238**	8,804,367
Otros activos, neto	**69,207**	43,223
Suma el activo	**$ 15,573,248**	$ 20,901,079
Pasivo y capital contable		
Pasivo circulante:		
Proveedores	**$ 3,613,323**	$ 3,767,085
Cuentas por pagar intercompañías (Nota 11)	**20,749**	50,802
Ingresos diferidos	**171,600**	192,221
Otras cuentas por pagar y pasivos acumulados	**2,363,599**	1,987,398
Arrendamientos (Nota 13)	**36,733**	23,501
Suma el pasivo circulante	**6,206,004**	6,021,007
Impuestos diferidos (Nota 14)	**6,469**	51,635
Ingresos diferidos	**109,911**	161,709
Arrendamientos (Nota 13)	**212,190**	37,363
Deuda (Nota 7)	**2,644,383**	3,627,792
Suma el pasivo	**9,178,957**	9,899,506
Capital contable (Nota 10)		
Capital social pagado	**2,218,486**	1,846,907
Prima en suscripción de acciones	**1,076,792**	590,172
Reserva para recompra de acciones propias	**1,319,875**	762,028
(Pérdidas) utilidades acumuladas	**(803,181)**	1,999,381
Otras partidas de utilidad integral acumuladas	**310,030**	401,047
Suma el capital contable mayoritario	**4,122,002**	5,599,535
Interés minoritario	**2,272,289**	5,402,038
Suma el capital contable	**6,394,291**	11,001,573
Suman el pasivo y capital contable	**$ 15,573,248**	$ 20,901,079

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos mexicanos de poder adquisitivo
al 31 de diciembre de 2002)

	Años terminados el 31 de diciembre de	
	2002	**2001**
Ventas netas	**$ 39,854,241**	$ 43,742,103
Costo de ventas	**31,344,076**	35,222,398
Utilidad bruta	**8,510,165**	8,519,705
Gastos de operación:		
Gastos generales, venta y administración	**7,540,685**	8,121,717
Deterioro en el valor de instalaciones abandonadas (Nota 2q)	**69,387**	74,758
Depreciación (Nota 6)	**552,481**	601,040
	8,162,553	8,797,515
Utilidad (pérdida) de operación	**347,612**	(277,810)
Producto (costo) integral de financiamiento:		
Intereses ganados	**71,401**	15,343
Intereses pagados	**(238,642)**	(356,881)
Utilidad en venta de inversiones temporales, neta	**223,247**	
Pérdida devengada en valores no realizados, neta	**(136,310)**	
Utilidad (pérdida) cambiaria, neta	**151,463**	(6,685)
Utilidad por posición monetaria	**85,094**	64,533
	156,253	(283,690)
Otros productos (gastos), neto	**3,676**	(653,643)
Utilidad (pérdida) antes de impuesto sobre la renta e impuesto al activo	**507,541**	(1,215,143)
Provisiones para:		
Impuesto sobre la renta	**55,410**	453
Impuesto al activo	**77,382**	14,146
Impuesto sobre la renta diferido	**39,558**	(405)
	172,350	14,194
Utilidad (pérdida) antes de partidas extraordinarias y operación discontinua	**335,191**	(1,229,337)
Utilidad extraordinaria por pago anticipado de deuda		133,215
Utilidad por operación discontinua (Nota 11)		640,642
Pérdida por nueva disposición normativa en compañía subsidiaria (Nota 2g)	**(4,406,903)**	
Pérdida neta del período	**$ (4,071,712)**	$ (455,480)
Distribución de la pérdida neta:		
Participación mayoritaria	**$ (2,031,487)**	$ (189,207)
Participación minoritaria	**(2,040,225)**	(266,273)
Pérdida neta	**$ (4,071,712)**	$ (455,480)
Promedio ponderado de acciones en circulación (miles)	**910,225**	890,250
Pérdida neta mayoritaria por acción ordinaria	**$ (2.23)**	$ (0.21)
Utilidad extraordinaria por acción por pago anticipado de deuda	$ -	$ 0.15

Utilidad por acción por operación discontinua	$	-	$	0.72
Pérdida por acción por nueva disposición normativa en compañía subsidiaria	$	(4.84)	$	-

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA
Estados consolidados de variaciones en el capital contable

	Capital social			Prima en	Reserva para		Otras partidas de			Suma el
	Histórico	**Actualización**	**Autorizado no suscrito**	**suscripción de acciones**	**recompra de acciones**	**Utilidades acumuladas**	**utilidad integral acumuladas**	**Interés minoritario**	**Pérdida integral**	**capital contable**
Saldos al 31 de diciembre de 2000	$ 66,879	$ 303,395	$ (9,199)	$ 118,642	$ 762,028	$ 2,188,588	$ (509,998)	$ 5,650,349		$ 8,570,684
Aportación de capital social y prima en suscripción de acciones	273,194	1,212,638		471,530						1,957,362
Resultado integral:										
Pérdida neta consolidada del ejercicio						(189,207)		(266,273)	$ (455,480)	(455,480)
Otras partidas de utilidad integral:										
Efectos de conversión							911,045	17,962	929,007	929,007
Pérdida integral del ejercicio									$ 473,527	
Saldos al 31 de diciembre de 2001	340,073	1,516,033	(9,199)	590,172	762,028	1,999,381	401,047	5,402,038		11,001,573
Efectos de fusión	**52,247**	**348,394**		**486,620**		**54,617**	**(5,500)**			**936,378**
Incremento en la reserva de acciones					**825,692**	**(825,692)**				
Recompra de acciones	**(28,464)**	**(598)**			**(267,845)**					**(296,907)**
Resultado integral:										
Pérdida neta del ejercicio						**(2,031,487)**		**(2,040,225)**	**(4,071,712)**	**(4,071,712)**
Otras partidas de utilidad integral										
Efecto de conversión							**(85,517)**	**(1,089,524)**	**(1,175,041)**	**(1,175,041)**
Pérdida integral del ejercicio									**$(5,246,753)**	
Saldos al 31 de diciembre de 2002	**$ 363,856**	**$1,863,829**	**$ (9,199)**	**$1,076,792**	**$ 1,319,875**	**$ (803,181)**	**$ 310,030**	**$ 2,272,289**		**$6,394,291**

(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2002)

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Estados consolidados de cambios en la situación financiera

(Expresado en miles de pesos de poder adquisitivo
al 31 de diciembre de 2002)

	Al 31 de diciembre de 2002	2001
Operaciones:		
Pérdida neta	**$ (4,071,712)**	$ (455,480)
Utilidad extraordinaria por pago anticipado de deuda		(133,215)
Utilidad por operación discontinua		(640,642)
Pérdida por nueva disposición normativa en compañía Subsidiaria	**4,406,903**	
Menos partidas en resultados que no requirieron recursos:		
Depreciación	**552,481**	601,040
Baja de valor de instalaciones abandonadas	**69,387**	74,758
Amortización de crédito mercantil, acuerdo de no competencia y utilización de pérdidas de operación adquiridas	**170,226**	897,894
Impuestos diferidos	**39,558**	(405)
Recursos netos obtenidos en resultados	**1,166,843**	343,950
Cambios netos en el capital de trabajo, excepto Tesorería	**468,857**	461,917
Recursos netos generados por actividades de operación	**1,635,700**	805,867
Financiamiento:		
Nuevos financiamientos	**8,928,624**	11,574,982
Pagos de financiamientos	**(9,912,033)**	(12,863,516)
Aportación de capital social y prima en suscripción de Acciones		1,957,362
Disminución de capital social y utilidades acumuladas por compra de acciones propias	**(296,907)**	
Efectos de fusión	**936,378**	
Recursos (utilizados en) generados por actividades de financiamiento	**(343,938)**	668,828
Inversiones:		
Adiciones de propiedades y equipo, menos valor neto de retiros	**(404,093)**	(412,185)
Inversiones	**(1,619,474)**	(12,912)
Otros activos	**(25,984)**	11,370
Efectos de conversión de subsidiaria	**(1,175,041)**	929,007
Recursos (utilizados en) generados por actividades de inversión	**(3,224,592)**	515,280
(Disminución) aumento neto de efectivo e inversiones temporales	**(1,932,830)**	1,989,975
Efectivo y valores realizables al principio del período	**2,975,648**	985,673
Efectivo y valores realizables al fin del período	**$ 1,042,818**	$ 2,975,648

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Notas a los estados financieros consolidados

Al 31 de diciembre de 2002 y 2001

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

1. Descripción de la Compañía

a) Operación de la compañía

U.S. Commercial Corp., S.A. de C.V. ("US Commercial Corp" o la "Compañía") al 31 de diciembre de 2002, es tenedora del 100% de las acciones de Commercial LLC ("Commercial LLC" antes Sanborns LLC), quién a su vez posee el 51% de las acciones de CompUSA, Inc y Subsidiarias ("CompUSA"), la cual se dedica principalmente a la operación de tiendas especializadas de computadoras personales, software, accesorios y servicios relacionados, en los Estados Unidos de América (EUA).

b) Fusión con Tenedora U.S.

Hasta el 30 de julio de 2002, U.S. Commercial Corp., era tenedora del 79.51% de las acciones de Tenedora U.S., S.A. de C.V. ("Tenedora US"), quién a su vez era tenedora del 100% de las acciones de Commercial LLC.

En Asamblea General Extraordinaria de Accionistas celebrada el 30 de julio de 2002, se aprobó la fusión de Tenedora U.S., con U.S. Commercial Corp, subsistiendo esta última como sociedad fusionante. Dicha fusión surtió efectos contables a partir del 1 de agosto de 2002.

c) Escisión de Grupo Carso

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escición de Grupo Carso, S.A. de C.V. como sociedad escindente y como sociedad escindida US Commercial Corp cuyo activo más importante estaba representado por la inversión en acciones de CompUSA. La escisión surtió efecto a partir del 29 de noviembre de 2001, sin embargo, debido a que dicha escisión involucra compañías con accionistas comunes, ésta se asimila a una combinación de intereses. Por lo tanto, los estados financieros adjuntos reflejan en forma retroactiva dicha escisión, como si ésta hubiera ocurrido el 1° de marzo de 2000, con excepción de la aportación en efectivo que se hizo con motivo de la escisión, la cual se muestra como una aportación al capital social y prima en suscripción de acciones.

2. Políticas y prácticas contables

Los estados financieros adjuntos fueron preparados de acuerdo con principios de contabilidad generalmente aceptados en México (PCGA). La preparación de dichos estados financieros de acuerdo con principios de contabilidad generalmente aceptados, requiere del uso de estimaciones en la valuación de algunos de sus renglones. Los resultados que finalmente se obtengan pueden diferir de las estimaciones realizadas.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

2. Políticas y prácticas contables (continúa)

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Los estados financieros consolidados incluyen los de US Commercial Corp. y su subsidiaria.

Todos los saldos y transacciones intercompañías fueron eliminados en los estados financieros consolidados adjuntos. El interés minoritario representa el 49% de la participación accionaria de América Móvil, S.A. de C.V. en CompUSA.

b) Bases de conversión de estados financieros de subsidiarias extranjeras

Los estados financieros de Commercial LLC y su compañía subsidiaria CompUSA, ubicadas en los EUA, los cuales en forma conjunta representan el 100% de las ventas netas consolidadas y el 93% y 90% de los activos totales en 2002 y 2001, respectivamente, se convierten a pesos mexicanos de conformidad con lo establecido en el Boletín B-15, "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP) a través del método de entidad extranjera, como sigue:

Los saldos reportados por la subsidiaria en el extranjero fueron ajustados para conformarse a los principios de contabilidad generalmente aceptados en México.

Todos los saldos del balance, excepto los relativos al capital contable, fueron convertidos al tipo de cambio vigente al cierre del ejercicio; las cuentas de capital contable fueron convertidas al tipo de cambio vigente al momento de la transacción o de la generación de las utilidades. El estado de resultados fue convertido al tipo de cambio de cierre del período que se informa.

Al 31 de diciembre de 2002 y 2001, las (pérdidas) utilidades derivadas de los efectos de la conversión ascendieron a $ (1,175,041) y $ 929,007, respectivamente, y se incluyeron en el capital contable en el rubro de Otras partidas de utilidad integral acumuladas.

Los estados financieros al 31 de diciembre de 2001, fueron actualizados a pesos constantes al 31 de diciembre de 2002 con base en las disposiciones establecidas en el Boletín B-15

2. Políticas y prácticas contables (continúa)

c) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 "Reconocimiento de los efectos de la inflación en la información financiera", emitido por el IMCP; consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2002.

Las tasas de inflación de los países en dónde opera la Compañía son las siguientes:

	%	
	2002	**2001**
Estados Unidos de América	2.38	1.55
México	5.70	4.40

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

Los inventarios se presentan a su valor de reposición, el cual no excede a su valor de mercado.

Las propiedades y equipos se registran originalmente al costo de adquisición o a su valor de mercado a la fecha de adquisición y se actualizan utilizando el índice de inflación del país de origen.

La depreciación se registra con base en la vida útil económica estimada de cada activo, sobre su valor actualizado.

Dichas vidas son las que se mencionan a continuación:

Mobiliario, enseres y equipo	3 a 10 años
Mejoras a bienes arrendados e inmuebles y equipo bajo contratos de arrendamiento financiero	Vida útil estimada del activo o duración del contrato, el que sea menor, por lo general de 10 a 15 años

Las cuentas de capital social y resultados acumulados de US Commercial Corp fueron actualizados mediante factores de ajuste derivados del Índice Nacional de Precios al Consumidor (INPC), desde su fecha de aportación o generación.

2. Políticas y prácticas contables (continúa)

Los ingresos y gastos que afectan o provienen de una partida monetaria, se actualizan del mes en que ocurren hasta el cierre, utilizando factores de inflación del país de origen.

Los costos y los gastos que provienen de partidas no monetarias se actualizan como sigue:

Como se indica anteriormente, la depreciación se calcula sobre el valor actualizado de las propiedades y equipo.

Los costos, gastos e ingresos que provienen de partidas no monetarias se actualizan hasta el cierre, en función del activo no monetario que se consumió o vendió.

La utilidad por posición monetaria representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del producto (costo) integral de financiamiento.

En otras partidas de utilidad integral que se presenta en los estados consolidados de variaciones en el capital contable, se forma principalmente por el efecto de conversión.

El Boletín B-12 "Estado de Cambios en la Posición Financiera" establece la presentación del estado de cambios en la situación financiera con base en los estados financieros expresados en pesos constantes de acuerdo con el Boletín B-10. El Boletín B-12 determina los orígenes y las aplicaciones de recursos mediante la diferencia entre los saldos iniciales y finales de los estados financieros en pesos constantes. De acuerdo con este boletín, las ganancias y pérdidas monetarias y resultados cambiarios no cobrados o pagados, no se incluyen en la determinación de los recursos obtenidos de las operaciones.

d) Efectivo e inversiones temporales

El efectivo en caja de las tiendas, el efectivo y las inversiones temporales, representadas principalmente por depósitos bancarios e inversiones de alta liquidez con vencimientos no mayores a 90 días, están registradas al costo más los intereses devengados, los cuales no exceden su valor de mercado.

e) Cuentas por cobrar

Las cuentas por cobrar a clientes representan principalmente los montos adeudados por la venta de productos y servicios de CompUSA. Por lo general, estas cuentas por cobrar se derivan de un grupo diverso de clientes corporativos, gubernamentales y para la educación en los EUA y, por consiguiente, no existen concentraciones importantes de riesgos crediticios. Las cuentas por cobrar relacionadas con garantías, representan montos adeudados por compañías aseguradoras, derivados de reclamaciones de garantías por parte de los clientes. CompUSA recibe pagos de las compañías aseguradoras por algunos servicios relacionados con garantías.

2. Políticas y prácticas contables (continúa)

La reserva para cuentas de dudosa recuperación se determina tomando en cuenta diversos factores, incluyendo la experiencia de CompUSA respecto a pérdidas incurridas, la revisión de saldos de cuentas específicas y las condiciones comerciales y económicas. La reserva representa una estimación por lo que las pérdidas reales pueden diferir de estas estimaciones si los eventos futuros varían de manera importante de las evaluaciones de la Compañía respecto a la recuperabilidad de los saldos.

CompUSA tiene un acuerdo con una compañía de servicios financieros ("la emisora") mediante el cual, la emisora maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de tarjetas de crédito como las cuentas por cobrar generadas por ellas, son propiedad de la emisora. De conformidad con los términos de este acuerdo, la emisora cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan obligaciones para CompUSA.

f) Inversiones

Las inversiones incluyen obligaciones con vencimientos fijos y acciones. Las obligaciones con vencimientos fijos incluyen bonos de empresas privadas y gubernamentales, los cuales devengan intereses de acuerdo con la tasa contratada. El reconocimiento de ingresos por concepto de intereses sobre obligaciones con vencimientos fijos se suspende por incumplimiento o se suspende si resulta poco probable que se efectúen futuros pagos de intereses en las fechas programadas. Las acciones incluyen acciones comunes. Todos los valores negociables son considerados por la Compañía como "títulos para negociar" y son presentados a su valor justo con base en precios cotizados en el mercado. Las inversiones en compañías afiliadas en las cuales la Compañía tiene una participación de menos del 10% son contabilizadas por medio del método de costo.

g) Crédito mercantil y otros activos intangibles

El crédito mercantil representa la diferencia entre el precio de compra y el valor justo de los activos netos adquiridos a la fecha de su adquisición.

Con anterioridad a 2002, el crédito mercantil se amortizaba en línea recta en un período de 20 años y el valor en libros del activo intangible se revisaba periódicamente por la administración para determinar su posible deterioro.

A partir del 30 de diciembre de 2001, CompUSA adoptó las disposiciones del pronunciamiento SFAS 142, Crédito mercantil y otros activos intangibles. De acuerdo con dicho pronunciamiento, el crédito mercantil y los activos intangibles con vidas útiles indefinidas no serán amortizados en el futuro, pero serán sujetos a un examen anual con el objeto de determinar su posible deterioro. De conformidad con el SFAS 142, se considera que existe un deterioro si el valor neto en libros excede su valor justo estimado.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

2. Políticas y prácticas contables (continúa)

CompUSA utilizó un modelo de flujo de efectivo descontado para determinar el valor justo de crédito mercantil con una tasa de descuento basada en un costo promedio ponderado de capital ajustado por concepto de riesgo. En virtud de que el valor justo determinado por CompUSA, fue menor que el valor en libros de los activos netos, se llevó a cabo la segunda etapa de la prueba de deterioro que se requiere de conformidad con el SFAS 142 y se determinó que era necesario realizar un ajuste por concepto de deterioro. El ajuste por el efecto acumulado reconocido en el ejercicio de 2002 como consecuencia de la adopción del SFAS 142 ascendió a U.S.410 millones (que equivalen a $4,406,903).

De haber estado vigentes en 2001 las disposiciones del SFAS 142 relativas a la no amortización, la utilidad (pérdida) neta de la Compañía hubiera sido como se indica a continuación:

	2002	2001 (no auditado)
Pérdida neta mayoritaria	**$ (2,031,487)**	$ (189,207)
Menos efecto de la utilidad acumulada por el cambio contable neta de $2,159,382 correspondientes al interés minoritario en 2002	**(2,247,521)**	-
Utilidad (pérdida), excluyendo el efecto acumulado del cambio contable	**216,034**	(189,207)
Más amortización del crédito mercantil	-	247,115
Utilidad excluyendo el efecto acumulado del cambio contable en 2002 y la amortización del crédito mercantil en 2001	**$ 216,034**	$ 57,908

Las modificaciones al crédito mercantil y a los acuerdos de no competencia durante el ejercicio de 2002, incluyendo el efecto de adoptar el nuevo pronunciamiento contable, se analizan a continuación:

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIA

Notas a los estados financieros consolidados

Al 31 de diciembre de 2002 y 2001

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

2. Políticas y prácticas contables (continúa)

	Crédito mercantil	Acuerdo de no Competencia
Saldo al 31 de diciembre de 2001, neto de amortización	$ 8,783,380	$ 20,987
Eliminación del crédito mercantil por el efecto del ajuste acumulado	(4,406,903)	-
Amortización del ejercicio	-	(20,987)
Utilización de pérdidas de operación adquiridas	(149,239)	-
Saldo al 31 de diciembre de 2002	$ 4,227,238	$ -

Como complemento al crédito mercantil generado por la adquisición de CompUSA, se firmaron acuerdos de no competencia con algunos de los ejecutivos anteriores de dicha subsidiaria, mediante un pago único de US $2.0 millones netos al 31 de diciembre de 2001. El plazo de amortización de dichos convenios oscila entre 12 y 24 meses. El activo intangible fue amortizado por completo en febrero de 2002. La amortización por concepto de acuerdos de no competencia correspondientes a los ejercicios de 2002 y 2001 ascendió a aproximadamente a US$2.0 y US$12.8 millones (que equivalen a $20,987 y $135,060), respectivamente.

En México

En enero de 2002, el IMCP emitió el nuevo Boletín C-8 "Activos Intangibles", el cual define a los activos intangibles como aquellos costos incurridos y derechos o privilegios adquiridos que generen un beneficio económico futuro. El Boletín C-8 define a los gastos de investigación y desarrollo y requiere que solo los gastos de desarrollo puedan ser amortizados en un período futuro. Adicionalmente, este Boletín establece que el crédito mercantil y los activos intangibles con vidas útiles indefinidas, excluyendo aquellos reconocidos previamente, no sean amortizados, sino evaluados anualmente en cuanto a su deterioro. El crédito mercantil y los activos intangibles con vidas útiles definidas deberán ser amortizados en función a éstas.

La Compañía ha adoptado anticipadamente este nuevo boletín y no reversó los efectos del ajuste del crédito mercantil por deterioro reconocido por CompUSA.

h) Impuesto sobre la renta

La Compañía reconoce impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros de conformidad con el Boletín D-4 "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad" emitido por IMCP.

2. Políticas y prácticas contables (continúa)

i) Reconocimiento de ingresos

Los ingresos de la Compañía incluyen ventas al mayoreo y menudeo, así como servicios técnicos y de capacitación.

Los ingresos por ventas al menudeo se reconocen al momento de la venta y los ingresos por ventas al mayoreo principalmente con clientes corporativos, gubernamentales y para la educación se reconocen cuando se embarcan los productos siempre y cuando la Compañía no tenga ninguna obligación de resguardo o almacenaje. En relación con los ingresos por servicios técnicos y de capacitación, se reconocen cuando se presta el servicio.

CompUSA vende planes de servicio complementario (Contratos de No obligado) por cuenta de un tercero no relacionado (el garante) y en menor grado, vende sus propios planes de servicio complementario (contratos de Obligado), en aquellos estados que no permiten planes de servicio de terceros. CompUSA reconoce ingresos y gastos directos de venta (que constan principalmente del pago de una suma fija a favor del tercero en el momento de la venta y una comisión sobre ventas), proporcionalmente sobre el plazo de los contratos de No Obligado vendidos, que por lo general es de uno a cuatro años. En el caso de los Contratos de Obligado, los gastos directos de venta se reconocen como parte del costo de ventas. La Compañía reconoce los ingresos provenientes de la venta de los Contratos de No Obligado en el momento de su venta neto de los gastos directos de venta. La mercancía entregada a CompUSA para servicio bajo planes de servicio complementario es reparada por CompUSA por cuenta del garante, y los ingresos correspondientes son reconocidos al terminar estos servicios.

Adicionalmente, CompUSA reconoce ingresos diferidos por concepto de anticipos de clientes por servicios de capacitación. Los ingresos correspondientes son reconocidos al proporcionarse dichos servicios.

Los ingresos provenientes de capacitación, venta de servicios técnicos y contratos de servicio de garantía, representan menos del 10% de los ingresos totales en 2002 y 2001.

j) Bonificaciones y rebajas a proveedores

CompUSA obtiene periódicamente pagos de proveedores respaldados por contratos correspondientes a descuentos por volumen de compras y otros, que son reflejados en el valor en libros del inventario al devengarse y como componente del costo de ventas al venderse la mercancía. Los pagos provenientes de proveedores que representan el reembolso de costos incurridos por cuenta del proveedor por concepto de publicidad y comercialización se registran como una disminución al gasto correspondiente al incurrirse.

Actualmente CompUSA está evaluando el Emergency Issues Task Force (EITF) Issue 02-16, "Contabilización por cliente (incluyendo un revendedor) por concepto de contraprestación en efectivo

2. Políticas y prácticas contables (continúa)

recibido de un proveedor". Dicho EITF se refiere entre otras cosas, al tratamiento de contraprestaciones en efectivo recibidas por CompUSA de sus proveedores, así como las bonificaciones y devoluciones recibidas de un proveedor que debe pagarse con base a un determinado volumen de compras o con base en la permanencia de un cliente. CompUSA no ha concluido la evaluación del efecto de la adopción de esta nueva disposición en su situación financiera y resultados.

k) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

l) Utilidad por acción

La Compañía determinó la utilidad por acción dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de las acciones en circulación, de conformidad a lo establecido en el Boletín B-14 "*Utilidad por acción*" emitido por el IMCP. Para la determinación del promedio ponderado de las acciones en circulación de 2002, las acciones recompradas por la Compañía han sido excluidas del cálculo.

La utilidad extraordinaria por acción por pago anticipado de deuda, la utilidad por acción por operación discontinua, y la pérdida por acción por nueva disposición normativa U.S. Commercial Corp, se determinó dividiendo estos conceptos entre el correspondiente número de acciones, determinando como se menciona en el párrafo anterior.

m) Resultado integral

De conformidad con el Boletín B-4, "Utilidad integral", emitido por el IMCP, la pérdida integral en U.S. Commercial Corp está conformada por la pérdida neta del período presentada en el estado de resultados, más los efectos en el período del resultado por conversión de subsidiarias en el extranjero.

n) Gastos de publicidad

Los gastos por concepto de publicidad se reconocen los resultados conforme se incurren. El gasto del ejercicio, disminuido de los reembolsos efectuados por vendedores, ascendió a US $64.2 y US $61.2 millones en 2002 y 2001 (que equivalen a $662,062 y $646,114), respectivamente.

o) Costos de preapertura

Los costos incurridos con anterioridad a la fecha del inicio de operaciones de nuevas tiendas son llevados a resultados al incurrirse.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

2. Políticas y prácticas contables (continúa)

p) Deterioro en el valor de activos de larga vida

A partir del 30 de diciembre de 2001, CompUSA adoptó las disposiciones del SFAS 144, Contabilización del deterioro o enajenación de activos de larga vida, el cual sustituye el SFAS 121 pero mantiene las disposiciones del último pronunciamiento en lo que se refiere a (i) el reconocimiento/medición del activo de larga vida a ser retenido (ii) y la medición del activo de larga vida a ser enajenado. La adopción de esta norma no tuvo un impacto de importancia en las políticas de CompUSA respecto a deterioro.

La Compañía evalúa anualmente sus activos de larga vida (principalmente inmuebles y equipo) para determinar su posible deterioro si existen indicios de que el valor en libros tal vez no sea recuperable.

q) Reserva para instalaciones cerradas

CompUSA mantiene una reserva para futuras obligaciones por concepto de rentas, costos de inactividad, y otros costos relacionados con el cierre de instalaciones, principalmente por las tiendas cerradas y reubicadas. Dichas reservas son calculadas por el monto de futuras obligaciones por concepto de renta durante el plazo restante del contrato de arrendamiento (disminuido del ingreso proveniente del subarrendamiento) o el cargo por concepto de terminación anticipada del contrato, el que sea menor. Los valores en libros de los activos de larga vida correspondientes a tiendas identificadas para su cierre son depreciados a una tasa acelerada hasta la fecha de cierre de la tienda. Las reservas para instalaciones cerradas en 2002 y 2001 ascendieron a US $15.1 y US$10.7 millones (que equivalen a $155,718 y $112,963), respectivamente. La determinación de las reservas depende de la capacidad de la administración de efectuar estimaciones razonables de los costos a ser incurridos con posterioridad al cierre y del ingreso proveniente del subarrendamiento a obtenerse de los subarrendadores. Las reservas podrían variar de manera importante en caso de haber variaciones de importancia en las condiciones de mercado que afectarán las suposiciones que sirvieron de base para los cálculos efectuados por la administración.

En 2002 y 2001, CompUSA reconocieron cargos por concepto de deterioro por US$6.7 y US$7.1 millones (equivalentes a $69,387 y $74,758), respectivamente, correspondientes al abandono de instalaciones, como resultado de la reorganización del negocio de ventas directas. El cargo por concepto de deterioro corresponde al deterioro del activo fijo y rentas futuras, así como otros gastos en la medida en que excedan a los ingresos estimados provenientes del subarrendamiento de la instalación.

En el mes de julio de 2002, el FASB emitió SFAS 146, "Contabilización de costos relacionados con actividades de salida o enajenación". SFAS 146 se dirige a la contabilidad financiera y el reconocimiento de costos relacionados con las actividades de salida o enajenación y anula el EITF 94-3, "Reconocimiento del pasivo por concepto de ciertas indemnizaciones a favor de empleados y otros costos para poder salir de

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

2. Políticas y prácticas contables (concluye)

una actividad" (incluyendo ciertos costos incurridos en una reestructuración). El SFAS 146 requiere el reconocimiento de un pasivo por concepto de un costo relacionado con la salida o enajenación de una actividad al incurrirse en dicho costo. Las disposiciones del SFAS 146 son aplicables a actividades de salida y enajenación ocurridas con posterioridad al 31 de diciembre de 2002. Con la adopción del SFAS 146, CompUSA tendrá que cambiar su política respecto a la creación de reservas para tiendas cerradas del momento de la toma de la decisión al momento de la fecha de cierre. CompUSA no tiene establecida ninguna reserva para el cierre de tiendas al 31 de diciembre de 2002.

r) Reclasificaciones

Algunas de las cifras de los estados financieros de 2001, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2002.

3. Inversiones

A continuación se presenta un resumen al 31 de diciembre de 2002:

	2002
	Valor justo
Vencimientos fijos:	
Bonos gubernamentales:	
Ecuador, las tasas de interés varían del 6% al 12 %	**$ 235,125**
Brasil, tasa de interés del 8%	**42,374**
México	**310,180**
Bonos corporativos:	
MCI Worldcom, los intereses estan suspendidos debido a incumplimiento del emisor	**237,188**
Saks Inc., las tasas de interés varían del 8.2% al 9.9%	**88,243**
Gap Inc.	**44,962**
Inversiones en acciones:	
Circuit city	**661,702**
Total de inversiones	**$ 1,619,774**

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

4. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

	2002	2001
Clientes	$ 203,321	$ 277,777
Cuentas por cobrar por garantías	101,042	534,232
Otras cuentas por cobrar	30,773	147,973
Impuestos por recuperar	46,739	2,561
	381,875	962,543
Menos		
Reserva para cuentas de cobro dudoso	(24,276)	(53,738)
Total	$ 357,599	$ 908,805

5. Inventarios

Los inventarios se integran como sigue:

	2002	2001
Producto terminado	$ 5,716,188	$ 5,637,414
Mercancías en tránsito	210,953	268,964
	5,927,141	5,906,378
Menos		
Reserva para inventarios obsoletos	(341,705)	(347,374)
	$ 5,585,436	$ 5,559,004

6. Propiedades y equipo

a) El rubro de propiedades y equipo se integra como sigue:

	2002	2001
Muebles y enseres	$ 1,682,489	$ 1,161,000
Adaptaciones a locales arrendados	872,119	979,807
Equipo de cómputo	986,209	1,206,566
	3,540,817	3,347,373
Menos		
Depreciación acumulada	(1,492,206)	(1,187,605)
	2,048,611	2,159,768
Terrenos y edificios		104,209
Construcciones en proceso	8,054	10,463
	$ 2,056,665	$ 2,274,440

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

6. Propiedades y equipo (concluye)

b) La depreciación de los ejercicios terminados el 31 de diciembre de 2002 y 2001 ascendió aproximadamente a US $53.4 y US $57.0 millones, respectivamente (que equivalen a $552,481 y $601,040).

c) Durante 2002 CompUSA vendió los terrenos y los edificios correspondientes a las cuatro Supertiendas de Equipo de Cómputo de su propiedad a distintos compradores por US $18.2 millones (equivalentes a $187,687) y posteriormente tomó en arrendamiento dichas localidades. En el caso de tres de las mismas, la operación dio origen a una utilidad neta de US $3.3 millones aproximadamente (equivalentes a $34,031), la cual fué diferida y es amortizada sobre el plazo del contrato de arrendamiento correspondiente. De acuerdo con las disposiciones del SFAS No. 13, CompUSA registró los contratos correspondientes como contratos de arrendamiento capitalizables y capitalizó el valor neto presente de los pagos futuros por concepto de renta por aproximadamente US $17.3 millones (equivalentes a $178,405) y reconoció una contrapartida por el mismo monto como un pasivo correspondiente a contratos de arrendamiento capitalizables. El activo por concepto de contratos de arrendamiento capitalizables se está amortizando sobre el plazo de los contratos correspondientes.

7. Deuda a largo plazo

La integración de la deuda a largo plazo al 31 de diciembre de 2002 y 2001, es como sigue:

	2002	2001
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 4.31% que vence en enero de 2006	**$ 389,813**	$ 1,002,964
Línea de crédito revolvente con afiliada, no garantizada, con interés promedio ponderado de 3.74%, que vence en marzo de 2006	**979,687**	1,319,689
Pagaré subordinado con afiliada, no garantizado, con interés de 5.00%, que vence en noviembre de 2006	**1,274,883**	1,305,139
Total de deuda a largo plazo	**$ 2,644,383**	$ 3,627,792

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

7. Deuda a largo plazo (continúa)

Los vencimientos de la deuda a largo plazo al 31 de diciembre de 2002 son como sigue:

2003	$ -
2004	254,977
2005	509,953
2006	1,879,453
	$ 2,644,383

En el mes de agosto de 2002, CompUSA celebró un contrato de línea de crédito revolvente garantizado amortizable en 41 meses (el Contrato de Crédito) a través de un consorcio de bancos e instituciones financieras, el cual permite que CompUSA realice disposiciones y que se extiendan cartas de crédito hasta por US $450 millones (equivalentes a $4,640,625). El Contrato de Crédito vence el 31 de enero de 2006 y por lo tanto las disposiciones efectuadas bajo el Contrato han sido clasificadas como a largo plazo. Los inventarios y las cuentas por cobrar de CompUSA sirven de garantía para el crédito, el cual devenga intereses a la tasa base del banco o a la tasa LIBOR más 1.2% a 2.50%, según la relación de cobertura de la tasa fija. El Contrato de Crédito está sujeto a un monto base del préstamo que se determina de acuerdo con las cuentas por cobrar, saldos por cobrar por tarjetas de crédito e inventarios admisibles de CompUSA, así como su cumplimiento con las garantías financieras. El monto base para los préstamos al 31 de diciembre de 2002, ascendía a US $393 millones, teniendo un saldo disponible a esa fecha US $303.3 millones aproximadamente. El saldo por pagar bajo el Contrato de Crédito al 31 de diciembre de 2002 ascendía a US $37.8 millones (equivalentes a $389,813).

Asimismo, CompUSA tenía un saldo por pagar bajo cartas de crédito al 31 de diciembre de 2002 por US $49.7 millones (equivalentes a $512,531), las cuales fueron utilizadas básicamente para liquidar ciertas cuentas por pagar a proveedores. Los intereses correspondientes a la línea de crédito ascendieron a aproximadamente US $5.5 y US$10.9 millones (equivalentes a $56,718 y $ 115,076) por los ejercicios de 2002 y 2001, respectivamente. Entre otros requisitos, el Contrato de Crédito requiere que CompUSA mantenga una relación mínima de cobertura de la tasa fija durante la vigencia del Contrato. Asimismo, el Contrato limita la deuda subordinada, como queda definida, a US $378.6 millones. Al 31 de diciembre de 2002 CompUSA ha cumplido con todas las restricciones.

En el mes de noviembre de 2002, CompUSA modificó su línea de crédito revolvente a tres años con Banco Inbursa, una compañía afiliada del accionista principal de CompUSA, por US $150 millones (equivalentes a $1,546,875). En los términos de la modificación, la fecha de vencimiento de la línea de crédito se extendió al 31 de marzo de 2006. La línea de crédito permite disposiciones a la tasa aplicable a renovaciones de pagarés a corto plazo. Al 31 de diciembre de 2002, CompUSA tenía un saldo disponible de US $40 millones bajo esta línea de crédito. El gasto por concepto de intereses sobre la línea de crédito de Banco Inbursa ascendió a aproximadamente US $5.5 y US $8.8 millones (equivalentes a $56,718 y $92,905) en 2002 y 2001, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

7. Deuda a largo plazo (concluye)

Con relación a la adquisición de Computer City en el mes de agosto de 1998, CompUSA emitió un pagaré subordinado por US $136 millones a favor de Radio Shack Corporation, antes Tandy Corporation (pagaré a favor del vendedor). El pagaré a favor del vendedor devengaba intereses a la tasa anual del 9.48% y requería su amortización en parcialidades semestrales en un plazo de diez años, con la primera amortización del capital teniendo fecha de vencimiento en diciembre de 2001. En el mes de junio de 2001, el pagaré a favor del vendedor se amortizó en su totalidad con los recursos obtenidos de un pagaré emitido a favor de Banco Inbursa, compañía afiliada. El pagaré a favor de la afiliada por US $123.6 millones aproximadamente (equivalentes a $1,274,883, devenga intereses a una tasa equivalente a la tasa LIBOR revolvente a 90 días más 3.25%. CompUSA registró una utilidad extraordinaria por US $12.4 millones correspondiente a la diferencia entre el pagaré a favor del vendedor, y el monto que finalmente fue pagado a Radio Shack Corporation. No se ha creado ninguna provisión para impuestos aplicable a la utilidad extraordinaria en virtud de que no se pagaron impuestos como resultado de la amortización de pérdidas del ejercicio. La primera amortización del capital tiene fecha de vencimiento en el mes de agosto de 2004. El gasto por concepto de intereses correspondientes al pagaré a favor del vendedor ascendió a aproximadamente a US $6.7 y US $10.9 millones (equivalentes a $69,093 y $115,076) en 2002 y 2001, respectivamente.

8. Contrato de mercadotecnia

El 25 de abril de 2001, CompUSA firmó un contrato de mercadotecnia con un proveedor de Internet, a través del cual CompUSA promoverá en sus tiendas detallistas, membresías de los servicios del proveedor. Bajo este contrato, CompUSA recibió un pago anticipado de US $ 24 millones, de los cuales US $10 millones fueron designados como anticipos a cuenta de comisiones sobre la venta de membresías. Los US $10 millones se registran como ingresos en el momento en que CompUSA vende las membresías, de acuerdo con lo establecido en el contrato. CompUSA ha reconocido aproximadamente US$7.1 y US$0.4 millones en 2002 y 2001 respectivamente, los US $2.5 millones restantes, están registrados como cuentas por pagar. Los US $14 millones restantes del pago anticipado, se registraron como ingresos diferidos que se amortizan contra resultados durante la vida del contrato, que es de cinco años. CompUSA reconoció aproximadamente US $2.8 y US$1.9 millones (que equivalen a $28,875 y $20,059) de ingresos en 2002 y 2001, respectivamente.

9. Obligaciones laborales

En México

US Commercial Corp. no tiene empleados, consecuentemente no tienen obligaciones de carácter laboral, ni responsabilidades derivadas de la Ley Federal del Trabajo en México.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

9. Obligaciones laborales (concluye)

En EUA

CompUSA ha establecido una plan de participación de utilidades por contribuciones definidas (el "Plan 401(K)"), que cubre a empleados de CompUSA y sus subsidiarias que tienen por lo menos 21 años de edad. Los empleados elegibles pueden participar a partir del primer día del trimestre calendario siguiente a su fecha de contratación.

Adicionalmente, CompUSA patrocina un plan de compensaciones diferidas, que permite que los funcionarios y empleados difieran una porción de las compensaciones que les corresponden. La compensación diferida de este plan es aproximadamente de US$3.8 y US$3.2 millones (que equivalen a $39,187 y $33,783) al 31 de diciembre de 2002 y 2001, respectivamente, y se encuentra en el rubro de otros activos.

Las contribuciones hechas al Plan 401(k) y al plan de compensación diferida, consisten en contribuciones hechas por los empleados antes de impuestos, como porcentaje de la compensación de cada empleado participante y una contribución equivalente aportada por CompUSA hasta por un monto específico. CompUSA puede hacer contribuciones adicionales a alguno o a ambos planes, a discreción de su Consejo de Administración. Los gastos totales de CompUSA por contribuciones al Plan 401(k) y al plan de compensación diferida ascienden aproximadamente a US$1.5 y US$1.1 millones (que equivalen a $15,468 y $11,613 millones) al 31 de diciembre de 2002 y 2001, respectivamente y se incluyen dentro de otros activos.

10. Capital Contable

a) Al 31 de diciembre de 2002 y 2001, el capital social está representado por 1,001,833,810 y 915,000,000 acciones, respectivamente, de la serie B-1, ordinarias, nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas.

b) Al 31 de diciembre de 2002 y 2001, el importe de la reserva para adquisición de acciones propias asciende a $1,319,875 y $762,028 ($1,237,625 y $719,927 valores nominales), respectivamente. Asimismo, se especifica que el monto máximo de capital social que puede afectarse para la compra de acciones propias es hasta de $100,000 a valor nominal y no podrá exceder el saldo total de las utilidades acumuladas.

c) Durante 2002 se recompraron 75,318,734 acciones a un valor de $296,907.

d) De acuerdo con la Ley del Mercado de Valores, reformada a partir del 1° de junio del 2001 ya no se requiere establecer una reserva para la adquisición de accines propias. Las acciones propias adquiridas son aplicadas al capital contable. Las acciones propias adquiridas durante 2002, fueron aplicadas al saldo de la reserva para adquisición de acciones propias.

e) De acuerdo con la Ley de Sociedades Mercantiles, se debe separar de la utilidad del año por lo menos el 5% para incrementar la reserva legal hasta que ésta alcance como mínimo, el 20% del capital social.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

11. Operaciones con partes relacionadas

El 30 de junio de 2001, CompUSA vendió activos relacionados con las operaciones de su centro de atención telefónica a una compañía relacionada bajo control común de ciertos accionistas en US$105 millones. El centro de atención telefónica presta servicios de centro de contacto telefónico, soluciones tecnológicas y consultoría de negocios. La operación generó una utilidad de aproximadamente US $ 69 millones (que equivalen a $640,642), que se registró como utilidad por operación discontinua en el estado consolidado de resultados adjunto. La utilidad gravable de esta operación redujo las pérdidas de operación pendientes de amortizar netas de CompUSA, reduciendo por lo tanto, la reserva de valuación de impuestos. La reducción de la reserva de valuación fue llevada contra el crédito mercantil. Todos los activos fueron transferidos a la compañía relacionada al valor en libros de CompUSA.

De acuerdo con PCGA en México, la venta de activos relacionados con las operaciones del Centro de Atención Telefónica, se registró como utilidad por operación discontinua en el estado de resultados consolidados, debido a que se trató de una operación comercial en condiciones de mercado, así como por la existencia de una valuación de dichos activos por un perito y a que en dicha empresa relacionada, existen accionistas diferentes a los de la Compañía, que la caracterizan como una transacción normal. Sin embargo, en los estados financieros de la subsidiaria en EUA, dicha utilidad se presentó como una aportación de capital.

A partir de esta operación, el centro de atención telefónica opera de manera independiente bajo el nombre de The Telvista Company ("TTC"). CompUSA ahora adquiere servicios de centro de atención telefónica a TTC. CompUSA considera que estas adquisiciones son a valor de mercado. Los servicios comprados a TTC durante 2002 ascendieron aproximadamente a US$23.5 millones (equivalentes a $242,343). Los servicios comprados desde la venta de la compañía hasta el 31 de diciembre de 2001 fueron aproximadamente de US$11.5 millones (que equivalen a $121,410). Asimismo, CompUSA realiza ciertas funciones administrativas para TTC. A partir de la venta y hasta el 31 de diciembre de 2001, CompUSA efectuó gastos por US$ 5.1 millones (equivalentes a $53,842), en relación con los servicios proporcionados a TTC. Las cuentas por pagar netas a TTC ascendieron aproximadamente a US$2.1 y US$4.9 millones (equivalentes a $20,749 y $50,802), en 2002 y 2001, respectivamente.

No existen acuerdos fuera del curso normal de los negocios entre TTC y CompUSA, ni existen garantías de ningún tipo entre las partes.

En el curso normal del negocio, CompUSA realiza operaciones de compra y venta de productos y servicios con sus afiliadas, a precios equivalentes a los cobrados a sus principales clientes. En el ejercicio 2001, los ingresos provenientes de afiliadas ascendieron aproximadamente a US$10.1 (que equivalen a $106,630). En 2002, los ingresos provenientes de afiliadas no fueron significativos.

12. Posición y operaciones en moneda extranjera

a) Al 31 de diciembre de 2002 y 2001, US Commercial Corp en lo individual tenía los siguientes activos monetarios denominados en moneda extranjera.

	Moneda extranjera (en miles)			
		2002		2001
Activos	**US$**	**46,827**	US$	60,098

Los tipos de cambio utilizados para la conversión a pesos mexicanos de los importes antes mencionados al 31 de diciembre 2002 y 2001 fueron $ 10.31 y $ 9.14 por dólar americano. Al 28 de febrero de 2003, el tipo de cambio del peso mexicano respecto al dólar norteamericano fue $11.03 por dólar americano.

b) Durante los ejercicios de 2002 y 2001, US Commercial Corp en lo individual tuvo operaciones denominadas en moneda extranjera como se muestra a continuación.

	Dólares norteamericanos (en miles)			
		2002		2001
Intereses ganados	**US$**	**12,593**	US$	-
Intereses pagados		**2,399**		-
Otros ingresos, neto		**797**		-

13. Compromisos y contingencias

a) CompUSA renta equipo bajo contratos de arrendamiento que vencen en diversas fechas hasta el 2006. Asimismo opera en instalaciones rentadas bajo contratos de arrendamiento puro no cancelables, que vencen en diversas fechas hasta el 2022, la mayoría de los cuales contienen opciones de renovación y requieren que se pague una parte proporcional del mantenimiento de áreas comunes.

Al 31 de diciembre de 2002, los pagos futuros mínimos bajo los contratos de arrendamiento con plazos iniciales o remanentes no cancelables mayores a un año, son como sigue:

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

13. Compromisos y contingencias (continúa)

Ejercicio	Arrendamientos Financieros	Arrendamientos Puros
2002	$ 60,813	$ 1,118,215
2004	50,108	994,043
2005	28,689	929,115
2006	20,769	889,773
2007	20,418	864,899
Siguientes	291,175	3,816,708
Total de pagos mínimos por arrendamiento	471,972	$ 8,612,753
Menos Intereses	223,049	
Valor presente de los pagos mínimos por Arrendamiento	248,923	
Menos porción circulante	36,733	
Obligaciones de arrendamiento financiero con vencimiento a más de un año	$ 212,190	

Los gastos de arrendamiento, neto de ingresos por arrendamiento de US$3.3 y US$3.6 millones (que equivalen a $34,031 y $38,006), ascendieron aproximadamente a US$119.3 y US$127.3 millones (que equivalen a $1,230,281 y $1,343,918), por los años terminados el 31 de diciembre de 2002 y 2001, respectivamente.

b) CompUSA tiene acuerdos con varios proveedores de telecomunicación. Estos acuerdos requieren que CompUSA se compromete a desembolsar un mínimo predeterminado de gastos a lo largo en un año calendario. Durante 2002, CompUSA superó el limite de estos gastos. CompUSA se ha comprometido a efectuar gastos por US$ 11.5 millones en 2003 (que equivalen a $ 118,593).

c) En enero de 2000, se presentó una demanda contra CompUSA y otros demandados, incluyendo a James Halpin, su antiguo Presidente Ejecutivo, en nombre y representación de COC Service Ltd. (COC). La demanda en cuestión establece, entre otras, reclamaciones contractuales y de responsabilidad civil contra CompUSA.. El juicio ante jurado comenzó el 16 de enero de 2001 y concluyó en febrero de ese mismo año, con un veredicto del jurado en contra de CompUSA por US$ 90 millones en daños reales y US$ 94.5 millones en daños punitivos. El veredicto en comento también concedió daños reales por US$ 90 millones y daños punitivos por US$175 millones en contra del Sr. Halpin. Los daños reales y daños punitivos también fueron determinados en contra de los otros demandados.

En marzo de 2001, CompUSA presentó una petición de reconsideración ante el tribunal respecto al veredicto. El 18 de mayo de 2001, el tribunal emitió una sentencia favorable a CompUSA en la cual se establece que COC no tendrá derecho a reclamar pago alguno de CompUSA ni del Sr. Halpin, habiendo concedido petición de que se dicte sentencia sin detrimento del veredicto y redujo daños por US$454 millones a US$121.5 millones.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

13. Compromisos y contingencias (continúa)

El tribunal pronunció sentencia en contra del resto de los demandados. COC ha apelado la sentencia emitida por el tribunal mediante la cual se establece que COC no tendrá derecho a reclamar pago alguno de CompUSA ni del Sr Halpin. El resto de los demandados han apelado la sentencia en su contra. CompUSA y sus abogados defensores consideran tener suficientes argumentos para obtener una sentencia favorable respecto a la apelación de COC.

Al 31 de diciembre de 2002, CompUSA no ha reservado o hecho provisión alguna en relación con este procedimiento, en virtud de que no es posible determinar la pérdida que pudiera resultar de no ser favorable su defensa.

Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas. Se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aun cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

Si CompUSA o el Sr. Halpin no tienen éxito en defender sus posiciones en la apelación, la condición financiera y los resultados de operación de CompUSA podrían verse afectados de forma material y adversa.

d) El 23 de abril de 1998, un accionista de CompUSA presentó una demanda, Hoeck vs. Comp USA et al. ante el Tribunal de Distrito de los Estados Unidos de Norteamérica correspondiente al Distrito del Norte del Estado de Texas, contra CompUSA y algunos de sus funcionarios, incluyendo al Sr. Jim Halpin, buscando una resolución colectiva ("Class Action") por parte de los adquirientes de las acciones comunes y las respectivas opciones negociadas durante el período de la acción. El 24 de junio de 1998, un segundo acionista presentó una demanda contra CompUSA conteniendo sustancialmente las mismas afirmaciones (alegatos). El 24 de agosto de 1998 se presentó una demanda enmendada y consolidada en el caso Hoeck, la cual en efecto consolidó las dos acciones. Entre otras cosas, los demandantes afirman que con el fin de detener la caída en el valor de mercado de las acciones comunes e inflar de manera artificial el valor de las acciones, los especuladores en CompUSA informaron al mercado de manera falsa a principios del mes de enero de 1998 que la Compañía estaba logrando fuertes ventas en ciertos tipos de productos. Asimismo, los demandantes afirman que omisiones y falsas declaraciones por parte de personal de CompUSA respecto a los resultados de operaciones proyectadas e históricas, así como las ventas y otros aspectos de las operaciones corporativas dieron como resultado que se inflara el valor de las acciones. Los demandantes solicitan una indemnización compensatoria de daños, intereses, costos y gastos legales por un monto no especificado, así como ciertas compensaciones equitativas. Los demandados han presentado una contrademanda para desechar la demanda original en virtud de que no reunió los requisitos de alegato establecidos en la Private Securities Litigation Reform Act. El tribunal desechó sin derecho de juicio nuevo todas las reclamaciones contra todos los demandados individuales, con excepción de Halpin.

13. Compromisos y contingencias (concluye)

Asimismo, el Tribunal desechó todas las reclamaciones contra los demandados excepto las relacionadas con algunas representaciones. Los demandados siguen rechazando las reclamaciones pendientes en su totalidad y piensan defender su postura con todo empeño. Las exhibiciones en el caso son continuas. No se ha fijado ninguna fecha para el juicio. Con base en la información que existe actualmente, no es posible estimar la pérdida que pudiera resultar ni el rango de la misma que pudiera incurrirse por parte de CompUSA en caso de que el juicio se resolviera a favor de los demandantes. CompUSA estima que las reclamaciones de los demandantes no tienen fundamento y piensan defender su postura con todo empeño. En caso de no llegar a un acuerdo con los demandantes y si no tiene éxito en la defensa de su postura, la situación financiera y los resultados de CompUSA podrían verse afectados de manera adversa.

e) El 4 de abril de 2000, la Fundación Lemelson presentó una demanda en contra de CompUSA por supuestas violaciones de los patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su respuesta y entabló una contrareclamación el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una acción relacionada. Si CompUSA no llega a un acuerdo con los demandantes o si no tiene éxito en defender su postura, la situación financiera y los resultados de la Compañía podrían verse afectados de manera adversa.

f) CompUSA es parte de varias demandas que se han presentado en el curso normal de sus operaciones. Con excepción de las incertidumbres mencionadas en los incisos c) al e) anteriores, la administración no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados consolidados.

14. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC)

En México

a) Régimen de impuesto sobre la renta y al activo

Las compañías constituidas en México están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales y, se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria.

Hasta el 31 de diciembre de 2001, la tasa de ISR fue del 35%, teniendo hasta esa fecha la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que las utilidades fueron distribuidas.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

14. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC) (continúa)

A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos. La tasa del ISR será del 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir del 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) menos ciertos pasivos y se paga únicamente por el monto en que exceda al ISR del año. Cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

b) Resultado contable y fiscal

El impuesto sobre la renta se determina sobre la base de los resultados fiscales individuales de cada compañía mexicana y no sobre una base consolidada, siendo las principales diferencias entre el resultado contable y fiscal, el componente inflacionario.

c) IMPAC recuperable

Al 31 de diciembre de 2002, U.S. Commercial Corp tiene IMPAC recuperable, que se indexará hasta el año en que se aplique o recupere, por un monto de $2,217 (valor nominal) con vencimiento en 2012.

Al 31 de diciembre de 2002 los saldos de la cuenta de aportación actualizado CUCA CUFIN y CUFINRE, de US Commercial Corp ascienden a $1,849,009, $3,392,733, y $1,396.

d) Impuesto sobre la renta diferido

Los efectos fiscales de las diferencias temporales que generan un pasivo de impuestos diferidos, son los siguientes:

		2002		2001
Utilidades no realizadas en México	**$**	**6,469**		
Efecto de conversión			$	52,042
Pérdidas fiscales por amortizar				(407)
	$	**6,469**	$	51,635

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2002)

14. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC) (concluye)

e) En EUA, Impuesto sobre la renta

CompUSA registró una reserva de valuación para reflejar el monto estimado de impuestos diferidos activos que podrían no realizarse. Una porción de esta valuación se refiere a las pérdidas fiscales derivadas de compras. Por lo tanto el cambio actual en la reserva para valuación relacionada con la amortización de pérdidas fiscales y el ingreso del año fueron registrados contra el crédito mercantil. La perdida de operación neta de amortización es de aproximadamente US $249 millones (equivalentes a $2,567,812) expiran en 2019, pero pueden ser utilizadas hasta 2022.

CompUSA fue adquirida el 27 de febrero de 2000, lo cual resultó en un cambio de propiedades, según el Artículo 382 del Código de Rentas Internas de los Estados Unidos de América. Por lo tanto, la utilización de la pérdida de operación neta, está sujeta a limitaciones anuales de US $ 51.9 millones (que equivale a $ 535,219).